UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Tetraphase Pharmaceuticals, Inc.

(Name of Subject Company)

Tetraphase Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88165N204

(CUSIP Number of Class of Securities)

Maria Stahl

Chief Business Officer and General Counsel

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Way

Watertown, Massachusetts 02472

(617) 715-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber

Hal J. Leibowitz

Christopher D. Barnstable-Brown

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I	Opinion of Janney Montgomery Scott LLC	Annex I
Annex II	Section 262 of the General Corporation Law of the State of Delaware	Annex II

i

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address.

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Tetraphase Pharmaceuticals, Inc., a Delaware corporation (“Tetraphase”). The address of Tetraphase’s principal executive office is 480 Arsenal Way, Watertown, Massachusetts 02472. The telephone number of Tetraphase’s principal executive office is (617) 715-3600.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Tetraphase’s common stock, par value $0.001 per share (“Common Stock”). As of the close of business on June 2, 2020, there were 7,263,236 shares of Common Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address.

The name, business address and business telephone number of Tetraphase, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to a tender offer by Toronto Transaction Corp., Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Melinta Therapeutics, Inc., a Delaware corporation (“Parent” or “Melinta”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares” or “Tetraphase Common Stock”) of Tetraphase, for (1) $1.79 per Share (the “Cash Consideration”), net to the holder in cash, without interest and less any applicable withholding taxes, plus (2) one non-transferable contractual contingent value right per Share (a “CVR”) representing the right to receive certain consideration based on the achievement of net sales milestones, in an aggregate amount of up to $16.0 million, payable in cash, without interest and net of applicable withholding taxes (the Cash Consideration plus one CVR is referred to herein collectively as the “Offer Price”), subject to and in accordance with the terms and conditions of the Contingent Value Rights Agreement (the “CVR Agreement”) and all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated June 12, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemental from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). It is currently anticipated that up to an aggregate of 10,793,692 CVRs will be issued, representing CVRs to be issued as part of the consideration for each of the issued and outstanding Shares, each outstanding Tetraphase restricted stock unit, Tetraphase performance-vested restricted stock unit and certain outstanding pre-funded warrants of the Company.

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent, Purchaser, Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Management Company, L.P. with the Securities and Exchange Commission (the “SEC”) on June 12, 2020. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of June, 4, 2020, among Tetraphase, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Tetraphase (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Tetraphase continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent, without a meeting or vote of the stockholders of Tetraphase. The Merger will be governed by Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Tetraphase in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) Shares owned by Tetraphase (or held in the treasury of Tetraphase), (ii) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (iii) any Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price (the “Merger Consideration”) in each case without interest thereon and subject to any withholding of taxes. In addition, (i) each option to purchase shares of Common Stock from Tetraphase (“Tetraphase Options”) will terminate and be of no further force or effect and (ii) each Tetraphase RSU and each Tetraphase PRSU (each as defined below in Item 3 under the heading “Arrangements with Tetraphase and its Executive Officers, Directors and Affiliates—Treatment of Equity Awards in the Transaction”) that is outstanding immediately prior to the Effective Time will vest in full and automatically be canceled and converted into the right to receive the product of (a) the total number of Shares then underlying such Tetraphase RSU or Tetraphase PRSU, as applicable, multiplied by (b) the Offer Price, without any interest thereon and subject to applicable withholding. The parties have reserved the right to treat equity compensation held by persons outside the United States in a different manner to the extent necessary to take into account applicable non-U.S. law, tax or employment considerations. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by Parent or any subsidiary of Parent, equal at least one Share more than 50% of all Shares outstanding immediately prior to the expiration of the Offer (treating, for such purpose, Tetraphase RSUs and Tetraphase PRSUs as outstanding), (ii) the absence of any injunction or legal restraint which has the effect of prohibiting the consummation of the Offer or making the Offer or the Merger illegal, (iii) since the date of the Merger Agreement, there has not occurred any Company Material Adverse Effect (as defined in the Merger Agreement), (iv) material compliance by Tetraphase with its covenants under the Merger Agreement, (v) the accuracy of representations and warranties made by Tetraphase in the Merger Agreement (generally subject to a Material Adverse Effect standard), (vi) the absence of any legal proceeding in which a governmental body is a party challenging the Offer or the Merger, and (vii) other customary conditions (collectively, the “Offer Conditions”). The obligations of the Parent and the Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Parent and Tetraphase. The expiration date may be extended under the following circumstances: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable, Purchaser may, in its discretion (and without the consent of Tetraphase or any other person), extend the Offer for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied, and (ii) if, as of the then-schedule expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable, at the request of Tetraphase, Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions for additional periods of up to ten (10) business days per extension (or such other period as the parties may agree), to permit such Offer Condition to be satisfied. In no event will Parent or Purchaser: (i) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and August 18, 2020 (the “Extension Deadline”); and (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Tetraphase.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is 44 Whippany Road, Suite 280, Morristown, New Jersey 07960. The telephone number of each of Parent and Purchaser is (908) 617-1309.

Tetraphase has made information relating to the Offer available online at www.tphase.com and Tetraphase has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Tetraphase, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Tetraphase or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Tetraphase (the “Tetraphase Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and Their Affiliates

Merger Agreement

On June 4, 2020, Tetraphase, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Tetraphase, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Tetraphase’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Tetraphase to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Tetraphase. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Tetraphase, Parent or Purchaser in Tetraphase’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Tetraphase to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Tetraphase, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Tetraphase, Parent or Purchaser. Tetraphase’s stockholders and investors are not third-party beneficiaries of the Merger Agreement, (except with respect to (i) the right of Indemnified Parties (as defined below in Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance”) to indemnification and other rights described in the Merger Agreement and (ii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, Tetraphase Options, Tetraphase RSUs and Tetraphase PRSUs to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Tetraphase, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Tetraphase’s or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to the Acceptance Time, Parent will enter into a CVR Agreement with a duly qualified rights agent acceptable to both Parent and Tetraphase (the “Rights Agent”). The CVRs represent the right to receive up to $16.0 million in the aggregate, payable in cash, without interest and less any applicable withholding taxes, and allocated among the outstanding CVRs, if the following milestones are achieved:

•	upon the achievement of annual net sales in the United States for XERAVA of at least $20 million during calendar year 2021 (“Milestone 1”);

•	upon the achievement of annual net sales in the United States for XERAVA of at least $25 million during any calendar year ending on or prior to December 31, 2024 (“Milestone 2”); and

•	upon the achievement of annual net sales in the United States for XERAVA of at least $55 million during any calendar year ending on or prior to December 31, 2024 (“Milestone 3”).

If (i) Milestone 1 is achieved, Parent will pay an amount per CVR equal to the quotient of $2.5 million divided by the aggregate number of CVRs issued pursuant to the Merger Agreement and the CVR Agreement, (ii) Milestone 2 is achieved, Parent will pay an amount per CVR equal to the quotient of $4.5 million divided by the aggregate number of CVRs issued pursuant to the Merger Agreement and the CVR Agreement, and (iii) Milestone 3 is achieved, Parent will pay an amount per CVR equal to the quotient of $9.0 million divided by the aggregate number of CVRs issued pursuant to the Merger Agreement and the CVR Agreement.

More than one milestone may be achieved in a given calendar quarter or calendar year, and each milestone may only be achieved once. Accordingly, the aggregate payments to holders of CVRs pursuant to the CVR Agreement will not exceed $16.0 million. There can be no assurance that any of the milestones will be achieved. If a milestone is not achieved in the applicable timeframe, the associated payment will not be payable to the holders of the CVRs. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

Additionally, commencing upon the closing of the Merger and continuing until the earlier of December 31, 2024 or the achievement of all milestones, Parent has agreed to, and has agreed to cause its affiliates and licensees to, use Commercially Reasonable Efforts (as defined in the CVR Agreement) to achieve the milestones. Without limiting the foregoing, Parent has further agreed that neither it nor any of its Affiliates shall act in bad faith for the purpose of avoiding achievement of any milestone or the payment of any milestone amount.

The terms of the CVRs described above reflect the parties’ agreement over the sharing of potential economic upside benefits from future net sales of XERAVA and do not reflect anticipated net sales of XERAVA. There can be no assurance that such levels of net sales will occur or that any or all of the payments in respect of the CVRs will be made.

If a milestone is not achieved during any of 2021, 2022, 2023 or 2024, then within 60 days after the end of such applicable year, Parent will deliver to the Rights Agent a milestone non-achievement certificate, which certifies that such milestone has not occurred, accompanied by a statement setting forth, in reasonable detail, a calculation of net sales of XERAVA for the applicable period. The Rights Agent will have 10 business days after receipt of a milestone non-achievement certificate to send each CVR holder a copy of the applicable milestone non-achievement certificate. Unless holders representing at least 40% of the outstanding CVRs send the Rights Agent a written objection to a milestone non-achievement certificate within 180 days of delivery by the Rights Agent of such milestone non-achievement certificate (i) with respect to the first milestone, or (ii) with respect to 2024 and any of the second or third milestones, then, in each case, the holders of CVRs will be deemed to have accepted such milestone non-achievement certificate and Parent and its affiliates will have no further obligation with respect to the applicable milestone payment. Until December 31, 2025, holders representing at least 40% of the outstanding CVRs will have limited rights to request an audit by an independent accounting firm of Parent’s records in order to evaluate and verify Parent’s calculation of net sales of XERAVA under the CVR Agreement. If such independent accountant concludes that payment with respect to the achievement of a milestone should have been paid but was not paid when due, then Parent will be required to pay any such unpaid amount, plus interest.

The CVR Agreement provides that the holders of CVRs are intended third-party beneficiaries of the CVR Agreement.

The right to payments under the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement, including: (i) upon death of a CVR holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order; (iv) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by the Depository Trust Company; or (vi) to Parent in connection with an abandonment of the CVR or in connection with a negotiated transaction.

It is currently anticipated that up to an aggregate of 10,793,692 CVRs will be issued as part of the consideration for each of the issued and outstanding Shares, each outstanding Tetraphase restricted stock unit, Tetraphase performance-vested restricted stock unit and certain outstanding pre-funded warrants of the Company.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Support Agreements and Exchange Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain equityholders (including certain entities holding Shares on their behalf) of Tetraphase, and collectively beneficially owning approximately 20% of the outstanding voting power of Tetraphase, (each a “Supporting Stockholder”) entered into a Support Agreement (together, the “Support Agreements”) with Parent and Purchaser, pursuant to which the Supporting Stockholder agreed, among other things, to validly and irrevocably tender or cause to be validly and irrevocable tendered in the Offer all of such Supporting Stockholder’s Shares pursuant to and in accordance with the terms of the Offer, which Shares represent in the aggregate approximately 20% of the outstanding voting power of Tetraphase as of June 2, 2020, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements. Each Supporting Stockholder, except as noted in the immediately following sentence, agreed that it will, no later than ten (10) business days after the commencement of the Offer, (i) deliver a letter of transmittal with respect to all of such shares complying with the terms of the Offer, a certificate representing all such Shares are certified, and all other documents or instruments that Parent or Purchaser may reasonably require or request in order to effect the valid tender of such Supporting Stockholder, and (ii) instruct such Supporting Stockholder’s broker or such other person that is the holder of record of any shares beneficially owned by the Supporting Stockholder to tender such shares. Parent and Purchaser entered into a Support Agreement with one Supporting Stockholder pursuant to which such Supporting Stockholder (i) has agreed to tender in the Offer all Shares held by or beneficially owned by such Supporting Stockholder to the extent such Supporting Stockholder beneficially owns such Shares as of the business day prior to the time of acceptance by Purchaser of the Shares validly tendered pursuant to the Offer and not validly withdrawn (the “Acceptance Time”), and (ii) is under no obligation to not transfer the subject securities.

In addition, each Supporting Stockholder agreed, except with respect to the Supporting Stockholder discussed in the immediately preceding sentence, if necessary, to vote such Supporting Stockholder’s Shares: (i) against any offer or proposal (other than a proposal by Parent or Purchaser) for any acquisition of more than 15% of the assets or voting securities of Tetraphase and against any other action, agreement or transaction involving Tetraphase that would reasonably be expected to cause Tetraphase to abandon, terminate or fail to consummate the Offer or the Merger; and (ii) against any liquidation, dissolution, extraordinary dividend or other significant corporate reorganization of Tetraphase.

Each Support Agreement will terminate automatically, without any notice or other action by any person, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) any amendment to the Merger Agreement that reduces the amount, or changes the form, of consideration payable to the applicable Supporting Stockholder or otherwise materially and adversely impacts such Supporting Stockholder, (iv) the Tetraphase Board approves, recommends or declares advisable, or publicly proposes to withdraw, qualify, or modify in a manner adverse to Parent, its recommendation, or (v) the mutual written consent of Parent and such Supporting Stockholder.

In addition, Supporting Stockholders party to the Support Agreements that hold warrants to purchase Shares have agreed that (i) each outstanding common stock warrant issued by Tetraphase in November 2019 will be converted into the right to receive, at the closing of the Merger, $2.47 per Share underlying the common stock warrants issued by Tetraphase in 2019, (ii) each outstanding common stock warrant issued by Tetraphase in January 2020 will be converted into the right to receive, at the closing of the Merger, $2.47 per Share underlying the common stock warrants issued by Tetraphase in 2020, and (iii) each outstanding pre-funded warrant will be converted into the right to receive the product of (a) in the case of pre-funded warrants issued by Tetraphase in November 2019, 99.441341%, and in the case of pre-funded warrants issued by Tetraphase in January 2020, 99.944134%, and (b) each element of the Offer Price, for each Share underlying such warrant.

In addition, concurrently with the execution and delivery of the Merger Agreement, Tetraphase entered into an exchange agreement (the “Exchange Agreement”) with one warrantholder under which such warrantholder agreed to the treatment of warrants described above in this section. Such warrantholder agreed that it will not take any action that Tetraphase is prohibited from taking in respect of Tetraphase’s non-solicitation obligations in the Merger Agreement. Further, such warrantholder agreed not to commence or participate in any class action with respect to, any litigation related to the Merger Agreement or the Transactions, including the Offer and the Merger.

The Exchange Agreement will terminate automatically with respect to the warrantholder as of the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) any amendment to the Merger Agreement that reduces the amount, or changes the form, of consideration payable to the applicable Supporting Stockholder or otherwise materially and adversely impacts such Supporting Stockholder, (iv) the Tetraphase Board approves, recommends or declares advisable, or publicly proposes to withdraw, qualify, or modify in a manner adverse to Parent, its recommendation, or (v) the mutual written consent of Parent and such Supporting Stockholder.

The foregoing summary and description of the material terms of the Support Agreements and the Exchange Agreement, respectively, do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Support Agreement and the Form of Exchange Agreement, respectively, which are filed as Exhibit (e)(3) and Exhibit (e)(4), respectively, hereto and are incorporated herein by reference.

Confidentiality Agreement

On May 15, 2020, Tetraphase and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with a possible negotiated transaction. The Confidentiality Agreement superseded a confidentiality agreement by and between Deerfield Management Company, L.P. (Series C) and Tetraphase dated January 15, 2020. Parent’s and Tetraphase’s obligations with respect to any particular item of confidential information under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement and will expire five (5) years after the disclosure of such item of confidential information. The Confidentiality Agreement does not include a standstill provision. The Confidentiality Agreement includes a one-year employee non-solicitation provision.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Arrangements Between Tetraphase and its Executive Officers, Directors and Affiliates

Certain of Tetraphase’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of holders of Shares generally. The Tetraphase Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in Item 4 under the heading “The Solicitation or Recommendation—Recommendation of the Tetraphase Board.”

For further information with respect to the arrangements between Tetraphase and its named executive officers, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Tetraphase’s current executive officers are as follows:

Name	Position
Larry Edwards	President and Chief Executive Officer
Maria Stahl	Chief Business Officer and General Counsel
Christopher Watt	Senior Vice President, Finance

Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger

If Tetraphase’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of Tetraphase. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive, in the Merger, the same consideration on the same terms and conditions as the other stockholders of Tetraphase. As of June 3, 2020, the executive officers and directors of Tetraphase beneficially owned, in the aggregate, 2,882,243 Shares (which, for this purpose, excludes Shares underlying Tetraphase Options, Tetraphase RSUs and Tetraphase PRSUs).

The following table sets forth the number of Shares (which, for this purpose, excludes Shares underlying Tetraphase Options, Tetraphase RSUs and Tetraphase PRSUs) beneficially owned as of June 3, 2020, by each of Tetraphase’s executive officers and directors and his or her affiliates and the aggregate cash consideration and contingent consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. Each of these Shares will be entitled to the right to receive (i) $1.79 per share in cash and (ii) one (1) CVR per Share if such Shares are tendered in the Offer or otherwise converted into the Merger Consideration pursuant to the Merger.

Name	Number of Shares	Cash Consideration Payable in Respect of Shares		Contingent Consideration Payable in Respect of Shares(1)
Executive Officers
Larry Edwards	5,767		$10,323		$8,549
Maria Stahl	4,975		$8,905		$7,375
Christopher Watt	4,006		$7,171		$5,938
Non-Employee Directors
L. Patrick Gage	7,481		$13,391		$11,089
Garen Bohlin	—	$		$
Steven Boyd(2)	1,419,507		$2,540,918		$2,104,202
Jeffrey Chodakewitz	—	$		$
John Freund	—	$		$
Gerri Henwood	—	$		$
Guy Mcdonald	21,000		$37,590		$31,129
Keith Maher(3)	1,419,507		$2,540,918		$2,104,202
Nancy Wysenski	—	$		$

(1)

Amount payable in respect of CVRs, assuming that the total payments under the CVR for each Share will be $1.48 per Share. As explained herein, the CVR payment is conditioned on the achievement of the milestones set forth in the CVR Agreement, which may or may not be achieved, and this figure also assumes the currently anticipated maximum number of an aggregate of 10,793,692 CVRs will be issued, representing CVRs to be issued as part of the consideration for each of the issued and outstanding Shares, each outstanding Tetraphase restricted stock unit, Tetraphase performance-vested restricted stock unit and certain outstanding pre-funded warrants of the Company.

(2)	Consists of 1,419,507 shares of Tetraphase Common Stock held by Armistice Capital Master Fund Ltd. (“Armistice”). Mr. Boyd is the managing member of Armistice Capital and a director of Armistice.
(3)	Consists of 1,419,507 shares of Tetraphase Common Stock held by Armistice. Dr. Maher is a managing director of Armistice Capital.

Treatment of Equity Awards in the Transactions

Pursuant to the Merger Agreement, as of the Effective Time, each outstanding and unexercised Tetraphase Option (whether vested or unvested) will terminate and be of no further force or effect. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each outstanding restricted stock unit (each, a

“Tetraphase RSU”) and each outstanding performance-vested restricted stock unit with respect to shares of Common Stock (each, a “Tetraphase PRSU”) will vest in full and automatically be canceled and converted into the right to receive, subject to applicable withholding, the product of (a) the total number of Shares then underlying such Tetraphase RSU or Tetraphase PRSU, as applicable, multiplied by (b) the Offer Price, without any interest.

The following table sets forth, as of immediately prior to the Effective Time, assuming the Effective Time occurs on July 13, 2020, and assuming the applicable Tetraphase executive officer remains employed by Tetraphase as of immediately prior to the Effective Time, the number of Tetraphase RSUs and Tetraphase PRSUs that will vest in full, the aggregate value of the cash Merger Consideration payable in respect of the number of shares of Common Stock underlying such vested Tetraphase RSUs and PRSUs, and the maximum aggregate contingent Merger Consideration payable in respect of the number of shares of Common Stock underlying such vested Tetraphase RSUs and PRSUs.

Name	Number of RSUs to Vest as of the Effective Time	Number of PRSUs to Vest as of the Effective Time	Cash Consideration Payable in Respect of Vested RSUs and PRSUs	Contingent Consideration Payable in Respect of Vested RSUs and PRSUs(3)
Executive Officers
Larry Edwards	12,500	6,125	$33,339	$27,609
Maria Stahl	7,516	4,300	$21,151	$17,515
Christopher Watt	2,666	—	$4,772	$3,952

(1)

Tetraphase RSUs granted to Larry Edwards, Maria Stahl, and Christopher Watt on January 17, 2019 and to Larry Edwards and Maria Stahl on August 1, 2019, would ordinarily vest in three equal installments on each of the first, second and third anniversaries of the applicable grant date. As of immediately prior to the Effective Time, each outstanding Tetraphase RSU will vest in full.

(2)

Tetraphase PRSUs granted to Larry Edwards and Maria Stahl on January 17, 2018 (the “2018 Tetraphase PRSUs”), January 17, 2019 (the “2019 Tetraphase PRSUs”), and August 1, 2019 (the “August 2019 Tetraphase PRSUs”), would ordinarily vest only if specific regulatory and commercial milestones are achieved, subject to the named executive officer’s continued employment. Subject to the achievement of such regulatory and commercial milestones, the 2018 Tetraphase PRSUs would ordinarily vest in January 2021, the 2019 Tetraphase PRSUs would ordinarily vest between March 2020 and March 2022 and the August 2019 Tetraphase PRSUs would ordinarily vest between August 2020 and August 2021. As of immediately prior to the Effective Time, each Tetraphase PRSU will vest in full.

(3)

Amount payable in respect of CVRs, assuming that the total payments under the CVR for each Share will be $1.48 per Share. As explained herein, the CVR payment is conditioned on the achievement of the milestone set forth in the CVR Agreement, which may or may not be achieved, and this figure also assumes the currently anticipated maximum number of an aggregate of 10,793,692 CVRs will be issued, representing CVRs to be issued as part of the consideration for each of the issued and outstanding Shares, each outstanding Tetraphase restricted stock unit, Tetraphase performance-vested restricted stock unit and certain outstanding pre-funded warrants of the Company.

Executive Severance Arrangements

Tetraphase has previously entered into employment agreements in the form of offer letters with each of its executive officers, which provide for severance payments and certain benefits to be made in connection with a termination of employment in certain circumstances, including for certain terminations that occur in connection with a change in control. The Merger will constitute a change in control for purposes of each executive officer’s offer letter. Under these offer letters, the change-in-control benefits are structured as “double trigger” benefits. In other words, the change in control does not itself trigger benefits; rather, benefits will be paid only if the Surviving Corporation or Parent, as applicable, terminates the employment of the executive without “cause” or the executive terminates his or her employment for “good reason” during the 12 months after the change in control, with “cause” and “good reason” as defined in the offer letters.

In order to receive these severance benefits, the executive officers must comply with the non-competition, non-solicitation and non-disclosure agreements previously entered into with Tetraphase. Under the non-competition, non-solicitation and non-disclosure agreements, each executive officer has agreed (i) not to compete with Tetraphase during his or her employment and for a period of one year after the termination of his or her employment, (ii) not to solicit Tetraphase’s employees during his or her employment and for a period of one year after the termination of his or her employment, (iii) to protect Tetraphase’s confidential and proprietary information, and (iv) to assign to Tetraphase related intellectual property developed during the course of his or her employment. If an executive officer fails to comply with these covenants, the terminated executive officer will not be entitled to receive the severance benefits described in this section.

The offer letters generally provide, if, within 12 months following a change in control, a Tetraphase executive officer’s employment is terminated by the Surviving Corporation or Parent, as applicable, without cause, or he or she terminates his or her employment for good reason (as defined in the applicable offer letter), subject to the executive’s signing a separation agreement that will include a general release of potential claims against Tetraphase:

•

in the case of Mr. Edwards, (1) he will be entitled to continue to receive his monthly base salary for a period of 18 months, (2) he will be entitled to receive a lump-sum payment equal to 100% of his target bonus at the time he ceases to be employed by the Surviving Corporation or Parent, as applicable, and (3) if he is eligible for and elects continuation medical coverage under COBRA, the Surviving Corporation or Parent, as applicable, will continue to pay the share of the insurance premiums it pays for active employees who receive the same type of medical coverage (or, if less, the monthly amount it was paying when coverage ended) for 18 months or such earlier date as he becomes eligible for coverage from another employer;

•

in the case of each of Ms. Stahl and Mr. Watt, (1) she or he will be entitled to continue to receive her or his monthly base salary for a period of 12 months, (2) she or he will be entitled to receive a lump-sum payment equal to 100% of her or his target bonus at the time she or he ceases to be employed by the Surviving Corporation or Parent, as applicable, and (3) if she or he is eligible for and elects continuation medical coverage under COBRA, the Surviving Corporation or Parent, as applicable, will continue to pay the share of the insurance premiums it pays for active employees who receive the same type of medical coverage (or, if less, the monthly amount it was paying when coverage ended) for 12 months or such earlier date as she or he becomes eligible for coverage from another employer; and

•	in the case of all executive officers, immediate vesting and exercisability of all stock option awards (but no acceleration of vesting of any RSU awards, unless approved by the Tetraphase Board).

Employee Benefits Matters

Pursuant to the Merger Agreement, Parent has agreed that, for a period of six (6) months following the closing of the Merger, each employee of Tetraphase or an affiliate who remains actively employed following the closing of the Merger (each, a “Continuing Employee”) will be provided with (i) base salary or wage rate, bonus opportunities and commission opportunities that are substantially comparable in the aggregate to those provided by Tetraphase immediately prior to the Effective Time, and (ii) severance benefits and similar benefits that are no less favorable than those provided by Tetraphase immediately prior to the date of the Merger Agreement.

Parent has also agreed that, subject to any commercially reasonable transition period and subject to any applicable plan provisions, contractual requirements or legal requirements, following the Effective Time, all Continuing Employees will be eligible to participate in Parent’s health and welfare benefit plans (to substantially the same extent as similarly situated employees of Parent). Parent will also provide each Continuing Employee with service credit under Parent’s employee benefit plans for service prior to the Effective Time with Tetraphase to the same extent that such service was recognized under a corresponding Tetraphase employee benefit plan prior to the Effective Time. To the extent permitted under applicable law, and subject to the concurrence of any third-party insurers, Parent will, following the Effective Time, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent benefit plan that is a welfare benefit plan in which such Continuing Employees may be eligible to participate after the Effective Time, other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the Effective Time under any welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time; and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any Parent benefit plan that is a welfare plan in which such Continuing Employees may be eligible to participate after the Effective Time.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities were negotiated between members of Tetraphase and Parent. Tetraphase and Parent have not discussed the possibility of members of Tetraphase continuing following the closing of the Merger, and any discussions around specific roles or opportunities will be deferred until after execution of the Merger Agreement and closer to the anticipated timing for closing of the Merger.

Section 16 Matters

Tetraphase and the Tetraphase Board have taken appropriate action to approve, for the purposes of Section 16(b) of the Exchange Act of 1934, as amended (the “Exchange Act”), the disposition and cancellation (or deemed disposition and cancellation) of Shares, Tetraphase RSUs, Tetraphase PRSUs and Tetraphase Options in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Treatment of Outstanding Tetraphase Warrants

Mr. Boyd and Dr. Maher, directors of Tetraphase, are each affiliated with Armistice Capital LLC (“Armistice Capital”), which will receive consideration in exchange for the treatment of outstanding Tetraphase warrants. Under the Merger Agreement, the outstanding warrants of Tetraphase will be treated in accordance with their terms, except that pursuant to the Support Agreements and Exchange Agreement, (i) each outstanding common stock warrant issued by Tetraphase in November 2019 will be converted into the right to receive, at the closing of the Merger, $2.47 per share of Common Stock underlying the common stock warrants issued by Tetraphase in 2019, (ii) each outstanding common stock warrant issued by Tetraphase in January 2020 will be converted into the right to receive, at the closing of the Merger, $2.47 per share of Common Stock underlying the common stock warrants issued by Tetraphase in 2020, and (iii) each outstanding pre-funded warrant will be converted into the right to receive the product of (a) in the case of pre-funded warrants issued by Tetraphase in November 2019, 99.441341%, and in the case of pre-funded warrants issued by Tetraphase in January 2020, 99.944134%, and (b) each element of the Offer Price, for each share of Tetraphase’s common stock underlying such warrant.

On June 4, 2020, concurrently with the execution of the Merger Agreement, Parent entered into a Support Agreement with Armistice Capital, the terms of which are described above in Item 3 under the heading “Arrangements with Parent and Purchaser and Their Affiliates—Support Agreements and Exchange Agreements.” Armistice Capital holds (i) common stock warrants representing the right to purchase 5,463,827 shares of Tetraphase Common Stock and (ii) pre-funded warrants representing the right to purchase 3,493,827 shares of Tetraphase Common Stock. Armistice Capital will receive (x) $2.47 per Share underlying the 5,463,827 common stock warrants issued by Tetraphase to Armistice Capital and (y) with respect to Armistice’s 3,493,827 pre-funded warrants, the product of (a) in the case of the 1,430,493 pre-funded warrants of Armistice Capital issued by Tetraphase in November 2019, 99.441341%, and in the case of the 2,063,334 pre-funded warrants of

Armistice Capital issued by Tetraphase in January 2020, 99.944134%, and (b) each element of the Offer Price, for each Share underlying such warrant.

Indemnification; Directors’ and Officers’ Insurance

Parent has agreed to cause the Surviving Corporation, to the fullest extent permitted by the DGCL, to honor all rights to indemnification, advancement of expenses and exculpation from liabilities existing in favor of the current or former directors or officers of Tetraphase or its subsidiaries at or prior to the Acceptance Time for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of Tetraphase (“Tetraphase Charter”), the Bylaws of Tetraphase (“Tetraphase Bylaws”) or indemnification agreements between Tetraphase and such individuals. Such obligations will survive the Merger and will be honored for a period of six (6) years from the closing date of the Merger. Parent has further agreed that the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its subsidiaries will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of such persons as presently set forth in the Tetraphase Charter, the Tetraphase Bylaws or the certificate of incorporation and bylaws of its subsidiaries.

For six years from the Effective Time, the Surviving Corporation must also maintain or obtain directors’ and officers’ liability insurance policies covering acts or omissions occurring on or prior to the Effective Time with respect to the current or former directors or officers of Tetraphase or its subsidiaries at or prior to the Effective Time to the extent that, with respect to such individuals, such policies are fully prepaid; provided, however, that: (i) the Surviving Corporation may instead obtain a fully prepaid policy or policies of comparable coverage or purchase, at Tetraphase’s expense, a six year “tail policy”; and (ii) the annual premiums of the existing insurance policy or tail policy may not exceed 300% of the annual premiums currently paid by Tetraphase with respect to such existing insurance policy. In the event any future annual premiums for the existing insurance policy or tail policy exceed 300% of the annual premiums paid by Tetraphase as of the date of the Merger Agreement, the Surviving Corporation will be entitled to reduce the amount of coverage to the amount of coverage that can be obtained for a premium equal to 300% of such annual premiums.

Prior to the Acceptance Time, Tetraphase may, at its sole option, purchase a six year “tail policy” for the existing policy of directors’ and officers’ liability insurance maintained by Tetraphase as of the date of the Merger Agreement.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Tetraphase Board

At a meeting of the Tetraphase held on June 4, 2020, the Tetraphase Board unanimously:

•

determined that the Merger Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are advisable and in the best interests of Tetraphase and its stockholders and that that the Offer, the Merger and the terms and conditions of the Merger Agreement are fair to Tetraphase and Tetraphase’s stockholders;

•	declared it advisable for Tetraphase to enter into the Merger Agreement;

•

approved the execution, delivery and performance by Tetraphase of the Merger Agreement and any other agreements and instruments related to the Merger Agreement that are deemed necessary or appropriate by certain executive officers of Tetraphase and the consummation of the Transactions

•	agreed that the Merger would be effected under Section 251(h) of the DGCL; and

•	resolved to recommend that Tetraphase’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Accordingly, the Tetraphase Board unanimously recommends that Tetraphase’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A press release, dated June 4, 2020, issued by Tetraphase announcing the Offer, is included as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Tetraphase Board, together with members of the Tetraphase management team, regularly reviews and assesses the performance, future growth prospects, business plans and overall strategic direction of Tetraphase and considers a variety of strategic alternatives that may be available to Tetraphase including continuing to pursue the company’s strategy as a standalone company or pursuing potential strategic or financing transactions with third parties, in each case, with the goal of maximizing shareholder value.

In connection with such a review, representatives of Tetraphase met with representatives of several companies and potential investors at the 2019 J.P. Morgan Conference in San Francisco, California during the period between January 7, 2019 and January 9, 2019. These potential strategic partners included representatives of ten companies, including: AcelRx and companies that are referred to as Company B, Company C, Company D, Company E, Company F and Company G.

On March 1, 2019, Company F sent an unsolicited offer to acquire all the common stock of Tetraphase in a stock-for-stock transaction to Mr. Guy Macdonald, Tetraphase’s then President and Chief Executive Officer, and to other members of Tetraphase’s management team. The offer contemplated a fixed exchange ratio that would result in stockholders of Tetraphase holding approximately 37% of the equity of the combined company.

On March 3, 2019, the Tetraphase Board was notified of the Company F proposal.

On March 4, 2019, the Tetraphase Board held a telephonic meeting to discuss the Company F proposal. At this meeting, representatives of management, Tetraphase’s then financial advisor, which is referred to as Financial Advisor A, and Tetraphase’s special legal counsel for a possible transaction with Company F, which is referred to as Law Firm A, also participated. During this meeting the Tetraphase Board directed representatives of management and Financial Advisor A to conduct a “market check” to determine if there were other parties interested in a potential strategic transaction with the company.

On March 5, 2019, Financial Advisor A contacted representatives of companies that are referred to as Company H and Company I regarding a potential strategic transaction with Tetraphase, which were selected based on a judgment about their potential interest in Tetraphase’s business and assets as a result of their existing commercial products and pipeline. Both companies subsequently declined, indicating that they were not interested in acquiring assets in the antibiotic space. Officers of Tetraphase also contacted representatives of Company E and of a company that is referred to as Company J for the same purpose of determining whether they would be interested in a possible strategic transaction with the company. Company J subsequently declined. Later in the day, representatives of Financial Advisor A contacted representatives of Company F to discuss the timeline for a possible acquisition of Tetraphase.

On March 6, 2019, Maria Stahl, Tetraphase’s Chief Business Officer and General Counsel, e-mailed an officer of Company E with an update on the potential timing of a transaction.

On or about March 8, 2019, such officer of Company E informed Ms. Stahl telephonically that Company E was not interested in pursuing a strategic transaction with Tetraphase at that time, citing structural and valuation concerns with a potential transaction, including a lack of willingness on the part of Company E to seek and obtain approval from its own stockholders for a transaction.

On March 12, 2019, representatives of Tetraphase and Company F met in Boston, Massachusetts to discuss Tetraphase’s business and operations. Representatives of each company’s financial advisors were also present at the meeting.

On March 14, 2019, Company F provided representatives of Tetraphase with access to a data room, and Tetraphase began conducting due diligence on Company F’s business and operations.

On or about March 15, 2019, Tetraphase provided Company F with access to a data room and Company F began conducting due diligence on Tetraphase’s business and operations.

On March 21, 2019, the Tetraphase Board held a telephonic meeting to review the terms and conditions of a draft merger agreement, initially prepared by Tetraphase, and other matters related to a potential strategic transaction with Company F. Representatives of Tetraphase management, Financial Advisor A and Law Firm A also participated in the meeting.

On March 28, 2019, the Tetraphase Board held a telephonic meeting to review matters related to the potential strategic transaction with Company F. Representatives of Tetraphase management, Financial Advisor A and Law Firm A also participated in the meeting.

On or about April 5, 2019, representatives of Company F informed representatives of Tetraphase that Company F was no longer interested in pursuing a strategic transaction with Tetraphase, citing financial and liquidity concerns with Tetraphase’s business.

In late June 2019, Company F’s Chief Executive Officer contacted Mr. Macdonald to discuss the possibility of resuming discussions regarding a possible strategic transaction between Tetraphase and Company F.

On July 2, 2019, representatives of Company F’s management team and Tetraphase’s management team met in Philadelphia, Pennsylvania to discuss the business and operations of both companies and the potential synergies arising out of a combination of the two companies.

From July 3, 2019 to July 31, 2019, discussions between Company F and Tetraphase continued. Also during this period, members of Tetraphase’s management team held discussions with other potential strategic partners and investors, including, but not limited to, Company C, which had earlier not been interested in a potential strategic transaction but, due to developments with its own business, expressed a desire to discuss a potential transaction with Tetraphase.

On July 25, 2019, representatives of Tetraphase management received an offer to acquire the company in a stock-for-stock transaction from Company C. The offer contemplated a fixed exchange ratio that would result in stockholders of Tetraphase holding approximately 20% of the equity of the combined company. On or about the same day, Tetraphase management informed representatives of Financial Advisor A, Law Firm A and all the members of the Tetraphase Board of Company C’s offer.

On July 26, 2019, at a previously scheduled telephonic meeting of a committee of the Tetraphase Board composed of L. Patrick Gage, Garen Bohlin and John Freund which had been formed to evaluate potential equity financing transactions, which is referred to as the Pricing Committee, and at which other members of the Tetraphase Board were present, the Tetraphase directors discussed Company C’s offer and Tetraphase management and Financial Advisor A were instructed to contact other parties to determine whether there was any interest in pursuing a possible strategic transaction with Tetraphase. Financial Advisor A contacted approximately seven parties between July 26, 2019 and August 1, 2019.

On July 29, 2019, Tetraphase and AcelRx entered into a confidentiality agreement in anticipation of the sharing of confidential information by the parties, which did not include a standstill.

On or about August 2, 2019, based on responses to these contacts and following the execution of a confidentiality agreement with the applicable party, Tetraphase provided access to a data room to representatives of Company B, Company C, Company F, Company G and Company I as well as companies that are referred to as Company K and Company L.

On August 4, 2019, the Tetraphase Board held a telephonic meeting to discuss Company C’s proposal as well as ongoing discussions with the other potential interested parties. Representatives of Tetraphase management, Financial Advisor A and Law Firm A also participated in this meeting.

On or about August 12, 2019, Company G provided Tetraphase with a non-binding proposal to acquire the company in an all cash transaction for aggregate consideration of $20 million.

Between late July and late August, representatives of Tetraphase management, Financial Advisor A and Law Firm A continued to work on diligence matters with the interested parties referred to above.

On August 18, 2019, the Tetraphase Board held a telephonic meeting to discuss the terms and conditions of a proposed merger agreement to be delivered to Company G. Representatives of Tetraphase management, Financial Advisor A and Law Firm A also participated in the meeting.

On or prior to August 25, 2019, Company C advised Tetraphase that it was no longer interested in pursuing a potential strategic transaction with the company, citing market conditions.

On or about September 4, 2019, Company G notified Financial Advisor A that following its due diligence review and due to other business development activities it would not be pursuing a potential strategic transaction with Tetraphase. Prior to that date each of Companies B, F, I, K and L had also indicated to Tetraphase or Financial Advisor A that it was not interested in pursuing a strategic transaction with the company, citing, to the extent the parties provided a specific reason, market conditions and judgments regarding valuation and liquidity.

On September 25, 2019 the Tetraphase Board held a regularly scheduled meeting in Boston, Massachusetts, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Tetraphase’s outside corporate counsel, which is referred to as WilmerHale. At this meeting, the Tetraphase Board instructed management to engage an investment bank to underwrite a public offering of Tetraphase’s common stock.

On or about September 27, 2019, Ms. Stahl began discussions with representatives of H.C. Wainwright & Co., or HCW, concerning a potential equity financing for Tetraphase.

On September 29, 2019, after approval from the Pricing Committee, Tetraphase management engaged HCW as its exclusive agent, advisor or underwriter for an equity offering for capital raising purposes.

On September 30, 2019 representatives of HCW and its legal counsel, members of Tetraphase management, WilmerHale and representatives of Ernst & Young LLP, Tetraphase’s independent public company registered accountants (“EY”), participated in an organizational call to discuss the structure and timing of a potential public offering.

From September 30, 2019 through the morning of October 7, 2019, representatives of HCW and its legal counsel, members of Tetraphase management, WilmerHale, and EY worked to prepare Tetraphase for a public offering of Tetraphase Common Stock. This work included, but was not limited to, conducting due diligence and drafting and negotiating documentation.

On October 2, 2019, Tetraphase commenced discussions under terms of confidentiality with potential investors for a public offering of Tetraphase Common Stock.

From October 2, 2019 through October 4, 2019, members of Tetraphase management participated in telephone calls with potential investors in the public equity offering.

On October 2, 2019, Ms. Stahl and an officer of Company E met in person. During this meeting, the Company E officer noted that Company E’s board of directors was interested in pursuing a possible strategic transaction with Tetraphase. Following the meeting, Ms. Stahl reported this discussion to Larry Edwards, who had succeeded Mr. Macdonald as Tetraphase’s President and Chief Executive Officer effective as of August 1, 2019.

On the morning of October 4, 2019, Ms. Stahl and the Company E officer spoke by telephone and the officer reiterated Company E’s interest in commencing discussions with Tetraphase regarding a possible strategic transaction.

On the afternoon of October 4, 2019, the Pricing Committee met telephonically with members of Tetraphase management and WilmerHale. During this meeting, management updated the Tetraphase Board on the potential public equity offering, noting the expected terms of the offering, including the fact that investors would likely require warrants to be issued in the offering, including warrants containing “Black-Scholes” provisions potentially requiring any acquirer of Tetraphase to redeem the warrants at their Black-Scholes value, which is referred to as the Black-Scholes Put Provisions. Members of Tetraphase management also discussed with the Pricing Committee the in-bound inquiry by Company E, noting that if Tetraphase were to pursue the in-bound inquiry, then Tetraphase’s efforts regarding a public equity offering would have to cease. The Pricing Committee directed management to call a meeting of the full Board for a discussion of Tetraphase’s alternatives.

Late in the day on October 4, 2019, the President and Chief Executive Officer of Company E called Mr. Edwards to reiterate Company E’s interest in a potential strategic transaction.

In October 2019, Tetraphase engaged an agent to assist the company in exploring the availability of debt financing for Tetraphase. As a result of these efforts, the company entered into confidentiality agreements and engaged in discussions with several third party lenders, following which the company determined that debt financing would not be available due, in part, to the company’s limited cash resources.

On October 7, 2019, Company E delivered a non-binding indication of interest to Tetraphase providing for an acquisition of the company for approximately $14.56 million payable in shares of Company E common stock, representing an approximate 14% ownership in the combined company, with such valuation based on market prices for Tetraphase’s and Company E’s common stock existing at such time, with an exchange ratio to be determined prior to execution of definitive documents based on each company’s current market valuation. Later on October 7, 2019, the Tetraphase Board held a telephonic meeting and determined that management should cease pursuing the public equity offering and instead should focus its efforts on moving forward with a potential strategic transaction with Company E.

From October 7, 2019 to October 10, 2019, representatives of Tetraphase management held discussions with four potential financial advisors.

On or about October 8, 2019, Company E began to conduct due diligence on Tetraphase and Tetraphase informed HCW that it would cease all activities regarding a financing transaction.

On October 9, 2019, representatives of Company E met in person with representatives of Tetraphase, including Mr. Edwards and Ms. Stahl, at the company’s corporate offices to discuss Tetraphase’s business and operations and begin conducting in-person due diligence.

On October 10, 2019, Ms. Stahl and a Company E officer spoke telephonically to discuss process and timing for a potential transaction as well as the likelihood of obtaining necessary consent from the Tetraphase stockholders.

On October 11, 2019, Messrs. Edwards and Christopher Watt, Tetraphase’s Senior Vice President, Finance, held an in-person meeting with representatives of an investor which is referred to as Company M to ascertain whether or not Company M would be interested in making a strategic investment in Tetraphase.

From October 9, 2019 through October 18, 2019, Company E continued to conduct legal and operational due diligence on Tetraphase, including telephonic calls with Tetraphase’s legal advisors and in person meetings with representatives of Tetraphase’s operations team.

On or about October 18, 2019, Company E delivered a draft merger agreement to representatives of Tetraphase.

On October 20, 2019, the Tetraphase Board held a telephonic meeting with WilmerHale to discuss certain provisions of the draft merger agreement provided by Company E, including certain termination provisions in the draft merger agreement.

On October 21, 2019, Mr. Edwards and Ms. Stahl and representatives of Company E spoke telephonically regarding the termination provisions of the draft merger agreement and their implications to Tetraphase in light of its projected cash runway and liquidity position, and the Tetraphase Board’s concerns with these provisions, including the fact that if the merger agreement was executed but ultimately terminated prior to consummation Tetraphase would have insufficient capital to effect an orderly bankruptcy or liquidation process.

On the afternoon of October 23, 2019, Ms. Stahl and a Company E officer discussed certain terms and conditions related to the draft merger agreement, including the proposed termination provisions.

One the evening of October 23, 2019, the Tetraphase Board held a telephonic meeting to discuss certain termination provisions in the draft merger agreement. At the direction of the Tetraphase Board, following this meeting, Tetraphase engaged Janney Montgomery Scott LLC (“Janney”) as the company’s financial advisor, including to provide a fairness opinion with respect to a potential transaction and to conduct a “market check” with certain parties previously contacted and other parties that could be interested in a potential transaction.

On October 23, 2019, Ms. Stahl reviewed with the Tetraphase Board considerations related to certainty of consummating the proposed strategic transaction with Company E, including issues raised by the termination provisions in Company E’s draft merger agreement. Later in the day Ms. Stahl and the Company E officer discussed with WilmerHale and Company E’s outside counsel the potential timing of a transaction. In the early evening on this date, the Company E officer telephoned Ms. Stahl to discuss, once again, certain termination provisions in the draft merger agreement.

On October 24, 2019, representatives of Janney and WilmerHale, Ms. Stahl and Mr. Watt discussed the potential transaction with Company E and Janney’s work process. Also on October 24, 2019, Ms. Stahl and an officer of Company E spoke again regarding the termination provisions of the draft merger agreement.

On October 25, 2019, Mr. Edwards, Ms. Stahl and representatives of Janney discussed the status of prior discussions between Tetraphase and potential strategic partners as well as new potential strategic partners to contact as part of Janney’s “market check.” They also discussed certain considerations related to a potential transaction with Company E, including the termination provisions and the potential timing of a transaction.

On October 26, 2019, the Tetraphase Board held a telephonic meeting to discuss the potential strategic transaction with Company E. Representatives of management, Janney and WilmerHale also participated in this meeting at the Tetraphase Board’s request. During this meeting, the Tetraphase Board determined to cease pursuing a potential strategic transaction with Company E due to Company E’s stated requirements regarding the termination provisions, particularly in light of the company’s cash runway and financial position. Company E required Tetraphase to meet a specified cash threshold as of the closing of the proposed transaction that Tetraphase determined it could not meet, and Company E had indicated that it would not negotiate on this threshold. Later on October 26, 2019, Ms. Stahl notified Company E of the Tetraphase Board decision. Also on October 26, 2019, at the request of the Tetraphase Board, Ms. Stahl contacted HCW to resume discussions regarding a potential financing transaction and requested that Janney cease outreach to potential counterparties regarding a potential strategic transaction.

From October 26, 2019 to October 29, 2019, representatives of Tetraphase, WilmerHale, and representatives of HCW and its legal counsel worked to prepare and consummate an offering of Tetraphase equity securities. During this period the Pricing Committee met telephonically on multiple occasions to discuss the terms of an offering, including the requirement for the issuance of warrants that included Black-Scholes Put Provisions.

On the morning of October 30, 2019, Tetraphase announced that it had entered into a registered direct offering at the market for $8.0 million of its equity securities, consisting of shares of common stock, common stock warrants (which included the Black-Scholes Put Provisions) and pre-funded warrants, with a single investor, Armistice Capital. The financing was consummated on November 1, 2019. Steve Boyd and Keith Maher, who became members of the Tetraphase Board on January 21, 2020 in connection with the January Offerings described below, are principals of Armistice Capital, a global, long/short, value-oriented and event-driven hedge fund. Upon the consummation of the financing, Armistice Capital became Tetraphase’s largest stockholder, both on an actual basis and a fully-diluted basis.

Also on the morning of October 30, 2019, after Tetraphase issued the financing press release, an officer of Company G contacted Mr. Edwards to congratulate him on the financing and to inquire about the company’s future prospects.

Following the closing of the offering on November 1, 2019 until December 3, 2019, representatives of Tetraphase’s management contacted several parties, including Company E, Company G and Company M, to see if there was any interest in a potential strategic transaction.

From November 1, 2019 to early December 2019, Tetraphase reengaged with an agent to assist the company in exploring the availability of debt financing for Tetraphase. As a result of these efforts, the company entered into confidentiality agreements and engaged in discussions with several third-party lenders, following which the company determined that debt financing continued to be unavailable.

On December 4, 2019, the Tetraphase Board held a regularly scheduled meeting. At this meeting, the Tetraphase Board determined that the company should engage financial and legal advisors to begin preparations for a potential sale of the company through a bankruptcy process.

Between December 5, 2019 to December 12, 2019, Tetraphase entered into engagement letters with a financial advisor that we refer to as Financial Advisor B, another financial advisor that is referred to as Financial Advisor C, and Delaware special bankruptcy counsel.

On December 16, 2019, representatives of Tetraphase and representatives of Financial Advisor B and Financial Advisor C met to discuss the company’s business and operations as well as potential parties for a strategic transaction with the company.

On or about December 19, 2019, a representative of Financial Advisor B contacted representatives of Deerfield Management Company, L.P. (“Deerfield”), to see if Deerfield had any interest in making a strategic investment in the company, based on certain public reports indicating Deerfield’s potential increased involvement in the antibiotic sector.

From December 20, 2019 to December 23, 2019, Mr. Boyd of Armistice Capital had several discussions with members of Tetraphase management regarding the company’s business and financial needs and possible bankruptcy plans.

On December 20, 2019, Mr. Edwards met with representatives of the sole stockholder of Company K, which is referred to as Company O, regarding Tetraphase’s financial and near-term strategic needs.

On December 24, 2019, a company that is referred to as Company P delivered an unsolicited proposal to acquire Tetraphase for an aggregate cash amount of $9.0 million. Company P is affiliated with Armistice Capital, and Mr. Boyd is a member of Company P’s board of directors.

On December 26, 2019, the Tetraphase Board held a telephonic meeting to discuss the Company P proposal. During this meeting the Tetraphase Board instructed representatives of Financial Advisor B to conduct a “market check.” Later on December 26, 2019, a representative of Financial Advisor B contacted several potential parties to gauge their interest in a strategic transaction with Tetraphase, including AcelRx, Company E, Company G, Company L, Company M, Deerfield and Company O.

Between December 26, 2019 and December 30, 2019, representatives of Financial Advisor B and Tetraphase management held calls with potential parties to a strategic transaction.

On December 27, 2019, Melinta Therapeutics, Inc. (“Melinta”), initiated a voluntary Chapter 11 bankruptcy process to effect a restructuring while continuing operations.

On December 28, 2019, Company E delivered a proposal to acquire Tetraphase in an all stock transaction valued at approximately $14.2 million.

On December 30, 2019, Company P executed a confidentiality agreement with Tetraphase and representatives of Company P and Armistice Capital, as an investor in and potential financing source for Company P, began conducting due diligence on Tetraphase.

On December 31, 2019, legal and financial advisors of Company E and Tetraphase held a telephonic meeting to discuss Company E’s proposal, the potential structure of a transaction and other matters related to the timing of a potential transaction.

Also on December 31, 2019, representatives of Financial Advisor B discussed with representatives of Company L a potential strategic transaction with Tetraphase. Based on this discussion, Tetraphase allowed Company L to begin conducting due diligence on the company’s business and operations.

On January 1, 2020, Ms. Stahl provided representatives of Company P and its outside legal counsel a draft merger agreement for review.

On January 2, 2020, an officer of Company P discussed with Ms. Stahl the expected legal requirements for a potential transaction. Also on January 2, 2020, representatives of Armistice Capital held a diligence discussion with representatives of Tetraphase and its financial advisors to discuss Tetraphase’s pipeline, compliance program and other areas of the company’s business and operations.

On January 3, 2020, Mr. Edwards communicated additional financial information to Mr. Boyd as previously requested by Mr. Boyd.

On the morning of January 3, 2020, the Tetraphase Board held a telephonic meeting to discuss the Company P and Company E proposals. Representatives of management, WilmerHale, Financial Advisor B and Financial Advisor C participated in the meeting. At this meeting representatives of Financial Advisor B reviewed with the Tetraphase Board the potential proceeds to Tetraphase stockholders in a transaction with Company P and a transaction with Company E, including the implications of the Black-Scholes Put Provisions. The representative of WilmerHale also reviewed with the Tetraphase Board various timing scenarios with respect to the two proposals and their potential interplay with a bankruptcy filing.

In the evening of January 3, 2020, Tetraphase received a draft non-binding proposal from Company E detailing the terms and conditions by which Company E would be willing to serve as a stalking horse bidder to acquire certain of Tetraphase’s assets in a chapter 11 bankruptcy process.

On January 4, 2020, Mr. Edwards and Ms. Stahl had a brief discussion with representatives of Financial Advisor B and WilmerHale to review the Company E proposal. Following this discussion, Financial Advisor B sent an e-mail to Company E seeking clarification on Company E’s proposal.

On January 6, 2020, WilmerHale held a discussion with counsel for Company P regarding certain terms and conditions of the draft merger agreement previously sent to Company P. Following this call, Mr. Edwards had a discussion with Mr. Boyd regarding the same terms and conditions.

On January 7, 2020, Mr. Edwards and Ms. Stahl engaged in a telephonic discussion with Financial Advisor B and WilmerHale regarding the Company E proposal. Following this discussion, Financial Advisor B provided representatives of Company E with feedback on the draft proposal previously sent to Tetraphase.

On January 8, 2020, Mr. Edwards met in New York City with representatives of Armistice Capital to discuss Tetraphase’s business and operations.

Also on January 8, 2020, representatives of Company E and its counsel engaged in a telephonic discussion with representatives of Tetraphase, WilmerHale and Financial Advisor B to discuss Tetraphase’s comments on Company E’s proposal.

Also on January 8, 2020, counsel for Company P provided WilmerHale with a markup of the draft merger agreement previously provided by WilmerHale. Financial Advisor B also had a conversation with Armistice Capital regarding the structure of a potential transaction involving the company and Company P.

On January 8, 2020, Financial Advisor B discussed with representatives of Deerfield a potential transaction involving Tetraphase.

On January 8, 2020, Tetraphase provided access to its data room to representatives of Company E and to representatives of Company P’s outside legal counsel.

On January 9, 2020, representatives of Financial Advisor B, Financial Advisor C and WilmerHale met with representatives of Tetraphase to discuss in detail the company’s expected cash position over the next few months and the implications and risks associated with entering into a strategic transaction.

On January 9, 2020, WilmerHale discussed Company P’s markup of the merger agreement with counsel for Company P.

On January 9, 2020, Mr. Watt had a discussion with an officer of Company E regarding Tetraphase’s business and cash needs in the event of a potential chapter 11 proceeding.

On January 9, 2020, Ms. Stahl shared a draft bridge financing term sheet, created by Tetraphase for potential distribution to Company P and Mr. Boyd, with the Tetraphase Board. The proposed bridge financing was intended to provide the company with sufficient funds to operate through the closing of a transaction with Company P or, if that transaction failed to close, through a bankruptcy proceeding.

On January 9, 2020, Company E provided Tetraphase a revised non-binding proposal for the purchase of Tetraphase’s assets through a chapter 11 proceeding.

On January 10, 2020, the Tetraphase Board held a telephonic meeting to discuss the terms of a bridge financing proposal to send to Company P and Armistice Capital and the revised Company E asset purchase proposal. Members of management and representatives of WilmerHale, Financial Advisor B and Financial Advisor C also participated in the meeting.

Following this meeting, representatives of Tetraphase delivered on the same day the proposed bridge financing terms to Armistice Capital, Company P and their respective representatives. Representatives of Armistice Capital and Company P also sent representatives of Tetraphase their own set of proposed bridge financing terms.

Later in the day on January 10, 2020, representatives of Financial Advisor B and WilmerHale discussed both sets of the bridge financing proposals with representatives of Armistice Capital and Company P, including Mr. Boyd.

Also on January 10, 2020, representatives of Company E’s financial advisor called Financial Advisor B to discuss the timeline associated with Company E’s revised proposal.

Later in the day on January 10, 2020, Financial Advisor C sent counsel for Company P certain Tetraphase financial information.

On January 12, 2020, representatives of Tetraphase, WilmerHale and Financial Advisor B held a telephonic discussion with representatives of Company E and its counsel and financial advisor regarding Company E’s revised asset purchase proposal. The parties also discussed a request from Company E for up to $250,000 in prepayments of its expenses in connection with potentially serving as a stalking horse bidder in the event of a chapter 11 bankruptcy filing by the company.

Also on January 12, 2020, Mr. Boyd discussed a potential equity investment in the Company, as an alternative to either Company E’s proposal or Company P’s proposal, with HCW and with Mr. Edwards. Later that day representatives of HCW sent a revised engagement letter to Mr. Edwards and Ms. Stahl. HCW also sent Tetraphase a term sheet for a proposed $15 million financing, consisting of the purchase of common stock and warrants by Armistice Capital on substantially the same terms as the October 2019 financing.

On January 13, 2020, Mr. Edwards conveyed HCW’s financing proposal to the Tetraphase Board.

Also on January 13, 2020, in furtherance of the Company E proposal, WilmerHale discussed with counsel for Company E the potential timeline and documentation in the event that Tetraphase were to file for chapter 11 protection.

On or about January 14, 2020, Mr. Boyd informed Mr. Edwards that Armistice Capital would no longer fund the Company P proposal to acquire Tetraphase.

On January 14, 2020, the Tetraphase Board held a telephonic meeting. At the meeting, the Tetraphase Board instructed management to continue working with HCW and Armistice Capital toward a potential capital investment in the company. In response to a request from Company E, the Tetraphase Board also instructed management to pay Company E $75,000 as a prepayment of its expenses in connection with potentially serving as a stalking horse bidder in the event of a chapter 11 bankruptcy filing by the company.

Later on January 14, 2020, Tetraphase entered into an amended engagement letter for a financing transaction with HCW.

On January 15, 2020 Mr. Edwards attended the 2020 JP Morgan Healthcare Conference and met with representatives of several biotechnology companies, including Vince Angotti, President and Chief Executive Officer of AcelRx.

On January 15, 2020, Deerfield Management and Tetraphase entered into a confidentiality agreement. This agreement did not contain a standstill or any “don’t ask / don’t waive” provisions. Deerfield was not granted access to any confidential dataroom of Tetraphase, and otherwise did not access any confidential information of Tetraphase. Subsequently, representatives of Deerfield informed Financial Advisor B that they were not interested in an investment in, or acquisition of, Tetraphase because of their involvement with Melinta’s voluntary Chapter 11 bankruptcy filing.

On January 20, 2020, Dr. Freund and Mr. Angotti, who knew each other from prior business dealings, met in Palo Alto. At this meeting, Mr. Angotti indicated that AcelRx was interested in a potential merger with Tetraphase.

On or about January 21, 2020, AcelRx requested certain financial information from Tetraphase, which the company provided.

Also on January 21, 2020, Company E informed Ms. Stahl that Company E was no longer interested in pursuing a transaction to acquire Tetraphase’s assets due in part to the company’s unwillingness to provide Company E with additional reimbursement of its expenses in connection with a potential stalking horse bid in a Tetraphase bankruptcy.

Also, on January 21, 2020, HCW advised Tetraphase that Armistice Capital had indicated that it would not fund the full $15 million in the proposed financing and proposed that HCW contact other potential investors to explore their interest in participating in a concurrent registered direct offering along-side the Armistice Capital investment.

Also on January 21, 2020, the Tetraphase Board held a telephonic meeting to approve moving forward with the proposed financing involving Armistice Capital and certain additional investors. During the meeting the Tetraphase Board reviewed the potential investors in the financing and the terms of the proposed offering, including the issuance of common stock warrants that included the Black-Scholes Put Provisions.

On January 22, 2020, the Pricing Committee met telephonically on two occasions to discuss and approve, and Tetraphase announced, offerings of common stock, common stock warrants and pre-funded warrants with aggregate gross proceeds of approximately $17.5 million, consisting of a $10 million private placement with Armistice Capital and a $7.5 million concurrent registered direct offering with certain additional investors, which is referred to collectively as the January Offerings. Steve Boyd and Keith Maher, who are each affiliated with Armistice Capital, became members of the Tetraphase Board on January 21, 2020 in connection with the January Offerings.

On January 23, 2020, Tetraphase and AcelRx entered into an amendment to the July 29, 2019 confidentiality agreement between the parties to extend the agreed upon confidentiality obligations to cover additional discussions and information sharing between the parties.

On January 24, 2020, Tetraphase completed the January Offerings.

On January 30, 2020 and January 31, 2020, Mr. Edwards, Ms. Stahl, Mr. Watt and Kevin Lloyd, Tetraphase’s Vice President of Program Management, held in person meetings at Tetraphase’s headquarters with Vincent Angotti, AcelRx’s President and Chief Executive Officer, and Raffi Asadorian, AcelRx’s Chief Financial Officer.

On February 2, 2020, the Tetraphase Board held a telephonic meeting and considered, among other things, the status of discussions with and outreach to various parties regarding a potential strategic transaction for the company.

On February 5, 2020, representatives of Tetraphase, including Mr. Edwards, and representatives of AcelRx, including Mr. Angotti, discussed potential synergies in territories and the field teams of the two companies and the possibility of entering into a co-promotion agreement between the parties.

On February 7, 2020, Tetraphase management contacted Janney to re-engage regarding a potential fairness opinion and to conduct a “market check” with various potential counterparties. Also on February 7, 2020, representatives of Tetraphase and representatives of AcelRx held a telephonic discussion regarding potential timing of a possible transaction, and Mr. Boyd spoke with Mr. Angotti, who knew each other as a result of prior business dealings.

On February 9, 2020, representatives of Tetraphase and AcelRx and their legal representatives and AcelRx’s financial advisor met telephonically to discuss a proposed timeline for a potential transaction.

On February 10, 2020, AcelRx delivered to Mr. Edwards a non-binding proposal for an acquisition of Tetraphase in an all-stock transaction for a fully diluted equity value, using a fixed exchange ratio based on market prices as of the date of the proposal, ranging between $20 million to $25 million, inclusive of amounts payable under the Black- Scholes Put Provisions, subject to a closing adjustment provision based on an assumed $15 million of net cash at Tetraphase at closing. The proposal also contemplated that the parties would enter into the co-promotion agreement. That same day Mr. Edwards shared the term sheet with the Tetraphase Board.

On February 11, 2020, the Tetraphase Board held a telephonic meeting, with representatives of Janney and WilmerHale participating at the invitation of the Board. The Tetraphase Board considered the AcelRx proposal as well as the status of other discussions and outreach regarding a potential strategic transaction for the company. The Board also discussed AcelRx’s request for exclusivity and certain cash balance adjustments at the closing of a transaction.

On February 12 and 13, 2020, representatives of AcelRx met with representatives of Tetraphase at Tetraphase’s offices for purposes of conducting additional reciprocal due diligence.

On February 12, 2020, AcelRx provided Tetraphase with a draft of the co-promotion agreement.

On February 13, 2020, AcelRx sent a revised offer to acquire all the equity of Tetraphase in an all-stock transaction for a fully diluted equity value, using a fixed exchange ratio based on market prices as of the date of the proposal, ranging between $13 million to $18 million, including amounts payable under the Black-Scholes Put Provisions, subject to a closing adjustment provision based on an assumed $8 million of net cash at Tetraphase at closing, and requested exclusivity beginning on February 18, 2020.

Also on February 13, 2020, management instructed Janney on behalf of the Tetraphase Board to contact third parties, including Companies E, H, I and K, to see if there was any interest in a strategic transaction with Tetraphase.

On February 14, 2020, Janney contacted 12 third parties to inquire about their potential interest in a strategic transaction with Tetraphase, including parties that had previously expressed an interest in acquiring Tetraphase. Of the 12 parties contacted by Janney over the course of February 14, 2020 through February 21, 2020, only Company K expressed interest in submitting an offer to acquire Tetraphase. Also on February 14, 2020, representatives of Company K and Janney discussed a potential strategic transaction, in which representatives of Company K expressed interest in moving forward with the process. Also on February 14, 2020, Dr. Freund and Mr. Angotti had a telephone call to discuss a potential merger with Tetraphase.

On February 15, 2020, the Tetraphase Board held a telephonic meeting to discuss AcelRx’s revised proposal and request for exclusivity. Representatives of Tetraphase management, Janney and WilmerHale participated in the meeting.

On February 16, 2020, Mr. Richard Page and Mr. James McNaughton of Janney spoke with a representative of AcelRx’s financial advisor regarding AcelRx’s proposal and the Tetraphase Board’s response to that proposal. Mr. Page and Mr. McNaughton noted that the Tetraphase Board would not agree to exclusivity, and that AcelRx should revisit the valuation included in AcelRx’s proposal.

On February 18, 2020, representatives of Janney followed up with representatives of Company K. Representatives of Company K requested access to the Tetraphase data room and indicated that Company K would be in a position to provide an update the following week.

On February 19, 2020, Mr. Edwards and representatives of Deerfield had a general discussion regarding the healthcare industry and antibiotics in particular.

On February 19, 2020, AcelRx delivered a draft merger agreement to Tetraphase, and then Cooley LLP (“Cooley”), counsel for AcelRx, circulated a revised version on February 20, 2020. On the same day, Tetraphase delivered a revised draft of the co-promotion agreement to AcelRx.

On February 20, 2020, representatives of Tetraphase and WilmerHale spoke to representatives of AcelRx and Cooley regarding the draft co-promotion agreement. Also on February 20, 2020, Dr. Freund and Mr. Angotti met and discussed the timing of the deal and consideration.

On or about February 21, 2020, Tetraphase granted access to its data room to representatives of Company K and representatives of Company O, Company’s K’s sole stockholder.

On February 23, 2020, Cooley delivered a draft voting agreement for the transaction to WilmerHale.

On February 25, 2020, WilmerHale provided Cooley with comments on the draft merger agreement and the draft voting agreement, including, among others, comments related to the termination fee, the obligation to pay AcelRx’s expenses in certain circumstances, certain proposed downward adjustments to the exchange ratio, the covenants applicable to both parties between signing and closing of the merger, and the conditions to the closing of the merger.

On February 26, 2020, representatives of Janney held a call with representatives of Company K to discuss a potential strategic transaction with Tetraphase.

On February 27, 2020, Mr. Edwards and representatives of Company O had an in-person meeting. During this meeting, they discussed a potential strategic transaction involving Tetraphase. Also on February 27, 2020, representatives of Janney held a call with representatives of Company O and Company K to discuss a potential transaction with Tetraphase, including the potential impact of the Black-Scholes Put Provisions.

On February 28, 2020, Company O sent representatives of Janney a non-binding proposal for the acquisition of Tetraphase in a transaction valuing the Company at $10 million in cash, plus contingent value rights, or CVRs, representing the right to receive up to an additional $5 million in cash based on attainment of certain sales milestones. Mr. Edwards shared this non-binding proposal with the Tetraphase Board later that day.

Also on February 28, 2020, representatives of AcelRx provided a capabilities presentation to representatives of Tetraphase and Janney. Representatives of Tetraphase and Janney asked questions of the representatives of AcelRx for the purpose of conducting diligence on the business prospects of AcelRx.

Also on February 28, 2020, AcelRx sent Tetraphase a further revised non-binding proposal to acquire Tetraphase in an all-stock transaction, reflecting a fixed exchange ratio in which each share of Tetraphase Common Stock would be exchanged for the right to receive 0.748 of a share of AcelRx common stock, which, based on then prevailing market prices, reflected a fully-diluted equity value of approximately $17 million, inclusive of amounts payable to the Company’s warrant holders under the Black-Scholes Put Provisions. Also on February 28, 2020, Cooley sent WilmerHale a revised draft of the merger agreement for the proposed transaction.

On February 29, 2010, Cooley sent WilmerHale a revised draft of the voting agreement.

On March 1, 2020, representatives of Tetraphase, Janney and WilmerHale held a discussion regarding the Company O proposal and the revised AcelRx proposal as well as the comments received on the merger agreement, the co-promotion agreement and a proposed voting agreement pursuant to which certain stockholders of Tetraphase would agree, subject to certain terms and conditions, to vote in favor of the merger.

Also on March 1, 2020, Mr. Edwards and Ms. Stahl held a discussion with Messrs. Angotti and Asadorian and AcelRx’s general counsel, regarding certain open business issues.

Also on March 1, 2020, the Tetraphase Board held a telephonic meeting to discuss the Company O proposal and the revised AcelRx proposal, including AcelRx’s continued request for exclusivity. At this meeting the Tetraphase Board formed a mergers and acquisitions committee, which is referred to as the M&A Committee, consisting of Messrs. Gage, Bohlin, Boyd, Freund and Maher, to provide guidance regarding a proposed strategic transaction to Tetraphase’s management and advisors between meetings of the full board.

On March 2, 2020, representatives of Janney contacted representatives of Company O to discuss their initial proposal. Representatives of Janney also contacted representatives of AcelRx’s financial advisor to inform them that another offer had been presented to Tetraphase, and encouraged AcelRx to revisit the value in their offer letter. Representatives of Janney also indicated that Tetraphase would consider granting a limited period of exclusivity if AcelRx sufficiently increased its offer.

On March 3, 2020, WilmerHale provided Cooley with a revised draft of the merger agreement and the co-promotion agreement, as well as a markup of the draft voting agreement assuming that certain shareholders would be willing to enter into such an agreement.

On March 4, 2020, Cooley and WilmerHale discussed the revised merger agreement and Mr. Edwards and Mr. Angotti also discussed certain open issues in the merger agreement.

Also on March 4, 2020, representatives of Company K and Company O contacted Janney and verbally informed them of a revised offer consisting of $15 million in cash to be paid at closing, without any CVR component. On the same day Mr. Edwards discussed the verbal revised offer with a principal of Company O. Representatives of Janney and Mr. Edwards each expressed to representatives of Company K and Company O that their revised offer was still not as attractive as an alternative offer being considered by Tetraphase and suggested that Company K and Company O should further consider their offer before submitting a revised written proposal.

On March 4, 2020, Melinta announced that funds managed by Deerfield had been designated as the highest and best offer for Melinta and its assets following the completion of a formal marketing process, and Deerfield was as a result was designated the highest bidder to acquire the assets of Melinta in its Chapter 11 bankruptcy process.

On March 5, 2020, representatives of Janney held discussions with a representative of Company O regarding the potential for Company K and Company O to revise the verbal offer of March 4, 2020. Later in the day, a representative of Company O spoke to Janney and provided an update indicating that a revised written proposal would be forthcoming and that the revised proposal would be an improvement over the latest verbal offer. Also on the same day, Mr. Edwards shared this new offer with members of the M&A Committee.

Also on March 5, 2020, representatives of Janney engaged in discussions with representatives of AcelRx’s financial advisor regarding various items relating to the business terms of the transaction documents, including AcelRx’s desire for a closing condition and an adjustment to the purchase price tied to Tetraphase’s net cash at the closing, AcelRx’s desire for exclusivity and the need for AcelRx to increase its previous offer before exclusivity would be considered by the Tetraphase Board.

On March 6, 2020, representatives of Janney spoke to representatives of AcelRx’s financial advisor to inform them that Tetraphase was expecting to receive a revised written proposal from a competing bidder. The Janney representatives indicated that the alternative proposal was for upfront cash consideration, rather than shares of stock as in AcelRx’s proposal, and that Tetraphase was asking both parties to submit their best and final proposals by 5:00 p.m. on March 6, 2020, in advance of a Tetraphase M&A Committee meeting on March 7, 2020. In particular, representatives of Janney indicated to representatives of AcelRx’s financial advisor the attractiveness to Tetraphase of the shorter timeline to closing and potential for greater closing certainty provided by the competing bid, as well as the certainty of value presented by the upfront cash consideration in the other proposal.

On March 6, 2020, representatives of Company O sent representatives of Janney an updated non-binding proposal to acquire Tetraphase for $15 million of cash at closing, plus a CVR for an additional $2.5 million based upon the attainment of $20 million of net sales in any four consecutive quarters by 2021. Also on March 6, 2020, representatives of Janney and of Company O exchanged emails and discussed by phone that Tetraphase intended to make a decision to proceed with one party or the other after the Tetraphase M&A Committee meeting on March 7, 2020. During this discussion, representatives of Company O indicated that its offer of $15 million in cash plus a CVR of up to $2.5 million in potential future value represented its “best and final” offer. Company O informed Tetraphase that it had several more weeks of diligence to complete before it would potentially be willing to convert its non-binding proposal to a binding agreement, and the Tetraphase Board determined that not only was the final AcelRx offer more attractive financially, but that AcelRx had also completed its diligence and was willing to sign a binding agreement.

On March 7, 2020, representatives of Janney and representatives of AcelRx’s financial advisor conducted a phone discussion during which representatives of AcelRx’s financial advisor orally provided an updated proposal from AcelRx to acquire Tetraphase in a transaction in which each share of Tetraphase Common Stock would be exchanged for the right to receive (x) 0.791 of a share of AcelRx common stock, representing on the date of the offer a fully diluted upfront equity value of approximately $20 million (inclusive of any consideration payable to warrant holders under the Black-Scholes Put Provisions), subject to a closing adjustment provision based on an assumed $5 million of net cash at Tetraphase at closing, and (y) a CVR for the pro rata portion of up to $12.5 million (payable at AcelRx’s election in cash or shares of its common stock) upon the achievement of certain net sales milestones. AcelRx’s financial advisor sent Janney a written copy of the non-binding proposal from AcelRx following the discussion. Over the course of March 8, 2020 through March 13, 2020, AcelRx with the assistance of its legal and financial advisors revised the exchange ratio within the offer to 0.6303 to reflect the latest fully diluted share count and the inclusion of the CVR value attributable to warrant holders under the Black-Scholes Put Provisions, both of which were not considered in the non-binding proposal from March 7, 2020. Additionally, as a result of the financial and stock markets experiencing unusual volatility from March 9, 2020 through March 13, 2020, the offer, on the date of signing, March 16, 2020, was negatively impacted by the drop in AcelRx’s stock price to $1.03 per share (from $1.43 at the time of the proposal) and as a result represented as of the execution of the merger agreement a lower fully diluted upfront equity value of approximately $14.4 million (inclusive of any consideration payable to warrant holders under the Black-Scholes Put Provisions).

Also on March 7, 2020, Cooley sent to WilmerHale a revised draft of the merger agreement, voting agreement and co-promotion agreement for the proposed transaction.

Later on March 7, 2020, the M&A Committee held a telephonic meeting with representatives of Janney and WilmerHale to discuss the two revised proposals. Members of the Committee and their advisors compared and contrasted the proposals from AcelRx and Company O. Mr. Edwards and representatives of Janney both shared with the M&A Committee Company O’s unwillingness to further increase its offer, and members of the M&A Committee expressed concern that, without granting exclusivity, there was a risk that AcelRx might withdraw its offer. The M&A Committee instructed management to move forward with the AcelRx proposal and authorized management to enter into an agreement with AcelRx granting exclusivity until the end of the day on Wednesday, March 11, 2020. Later that day, Janney communicated the M&A Committee’s decisions to AcelRx’s financial advisor. Also on this day AcelRx and Tetraphase entered into an exclusivity agreement, which provided for exclusivity through March 11, 2020.

On March 8, 2020, Janney communicated Tetraphase’s decisions to Company K and Company O.

Also on March 8, 2020, representatives of Tetraphase and its outside intellectual property counsel held a diligence call with representatives of AcelRx and Cooley. A lengthy discussion also occurred between representatives of Tetraphase and WilmerHale and representatives of AcelRx and Cooley regarding the terms and conditions of the merger agreement.

On March 9, 2020, Ms. Stahl spoke to Dr. Maher of Armistice Capital regarding the Black-Scholes Put Provisions and their implications for a transaction with AcelRx.

Also on March 9, 2020, representatives of Tetraphase and representatives of AcelRx continued to negotiate the terms and conditions of the merger agreement. Revised drafts of the co-promotion agreement and merger agreement were distributed by WilmerHale to Cooley. Later that day, Cooley provided WilmerHale with a first draft of the contingent value rights agreement.

On March 10, 2020, the parties continued to negotiate the terms and conditions of the merger agreement and the other transaction documents, and WilmerHale and Cooley exchanged drafts of the merger agreement.

On March 11, 2020, Ms. Stahl and Mr. Boyd discussed the potential valuation of the warrants held by Armistice Capital and the other warrant holders for purposes of the Black-Scholes Put Provisions. Mr. Boyd informed Ms. Stahl that Armistice Capital would be willing to agree to a fixed exchange ratio for its warrants in connection with the signing of the merger agreement. Also on this day, WilmerHale and Cooley exchanged drafts of the contingent value rights agreement.

On March 12, 2020, the M&A Committee met telephonically on two occasions with representatives of Janney and WilmerHale. During these meetings the M&A Committee discussed the status of ongoing discussions and negotiations with AcelRx, including AcelRx’s request for an extension of the exclusivity period, as well as the status of discussions with the holders of warrants with the Black-Scholes Put Provisions. Ms. Stahl noted that, given the current market turmoil, none of the warrant holders was willing to enter into confidentiality agreements to facilitate a discussion of these issues prior to close of market on Friday, March 13, 2020 and that the warrant holders would not be willing to be out of the market on Monday, March 16, 2020. The M&A Committee directed management to proceed with discussions with the warrant holders after market close on Friday, March 13, 2020, and to agree to an extension of exclusivity with AcelRx through 8:00 a.m. Eastern Time on Monday, March 16, 2020. Also on this day, Cooley sent a revised draft of the merger agreement to WilmerHale and WilmerHale and Cooley exchanged drafts of the contingent value rights agreement.

On March 13, 2020, Ms. Stahl requested that warrant holders other than Armistice Capital enter into confidentiality agreements with Tetraphase, which they did following the close of market. Ms. Stahl then contacted representatives of each warrant holder requesting that they enter into voting agreements and agree to a fixed exchange ratio for the shares of common stock issuable under their warrants pursuant to the Black-Scholes Put Provisions. Also on this day, Cooley and WilmerHale exchanged drafts of the merger agreement, contingent value rights agreement and voting agreement.

On March 14, 2020, Ms. Stahl had discussions with several warrant holders regarding the specifics of the proposed transaction and the value attributable to their warrants. Following these discussions, four of the five warrant holders agreed to enter into voting agreements with AcelRx in connection with the contemplated transactions and to fix the exchange ratio for the shares of common stock issuable under their warrants pursuant to the Black-Scholes Put Provisions and the fifth warrant holder, which did not own shares of Tetraphase Common Stock, agreed to enter into an exchange agreement for the same purpose.

Also on March 14, 2020, materials were provided to the Tetraphase Board for review and consideration in anticipation of the following day’s scheduled board meeting to consider approval of the proposed transactions and Cooley and WilmerHale finalized the transaction documents.

On March 15, 2020, the AcelRx Board met to discuss the contemplated transactions. The AcelRx Board unanimously approved the transactions. Also on March 15, 2020, the Tetraphase Board met to discuss the contemplated transactions. Members of the Tetraphase management team, representatives of WilmerHale and Janney also participated in this meeting. Janney delivered to the Tetraphase Board an oral opinion, which was later confirmed in writing, stating that the Merger Consideration to be received in the merger was fair, from a financial point of view, to the common stockholders of Tetraphase. The Tetraphase Board unanimously approved the merger agreement. Following these two board meetings, the parties entered into the merger agreement and the ancillary agreements. Tetraphase’s warrant holders also entered into either a voting agreement or an exchange agreement with AcelRx relating to the voting of their common stock and exchange ratios of their respective warrants.

On March 16, 2020, each company separately issued a press release before the market open detailing the proposed merger of the two companies. AcelRx also held an investor call prior to market open to discuss its earnings for the year ended December 31, 2019 and to discuss the proposed merger between the two companies.

Of the non-disclosure agreements entered into with the various potential strategic counterparties, only three – with Company E, Company F and Company P — contained standstill provisions, and none included so-called “don’t ask, don’t waive” provisions. Further, each of the standstill provisions included customary “fall away” provisions such that the standstill provisions expired and terminated upon the announcement of the transaction with AcelRx on March 16, 2020.

On April 16, 2020, representatives of Deerfield hosted a business development call with Larry Edwards to better understand the anti-infectives space, as part of Deerfield’s general industry diligence in advance of Melinta’s anticipated emergence from bankruptcy. The parties discussed Melinta’s product and Tetraphase’s product. Deerfield did not raise any possibility of making any offer for Tetraphase, and no non-public information was shared or discussed.

On April 20, 2020, Melinta and Deerfield announced that Melinta had successfully completed its financial restructuring and had emerged from Chapter 11, with Deerfield as its sole stockholder.

From March 26, 2020 through June 4, 2020, Tetraphase and AcelRx conducted various activities in preparation for Tetraphase’s special meeting of stockholders scheduled for June 8, 2020, and for the closing of the AcelRx merger, including by preparing and filing a Registration Statement on Form S-4 regarding the shares of AcelRx common stock to be issued in the merger, and preparing, filing and mailing to Tetraphase stockholders a proxy statement for Tetraphase stockholders regarding the merger agreement and the merger.

On or about May 1, 2020, Mr. Kevin Tang, Chairman of the Board of La Jolla Pharmaceuticals Company (“La Jolla”) and an investor in the life sciences industry, contacted Mr. Edwards via e-mail requesting a potential discussion, without identifying any specific topics. Mr. Edwards informed Raffi Asadorian, Chief Financial Officer of AcelRx, of Mr. Tang’s request. Later that day, Messrs. Edwards and Tang had a general discussion regarding Tetraphase’s business based on publicly available information. Mr. Edwards informed Mr. Asadorian and Vincent Angotti, Chief Executive Officer of AcelRx, of the discussion with Mr. Tang. Following this discussion, Mr. Tang attempted to contact Mr. Edwards two or more times via e-mail. On May 5, 2020, Mr. Edwards called Mr. Tang and informed him that he was not in a position to speak with him further.

On May 6, 2020, Tetraphase received a letter from AcelRx’s outside counsel, Cooley, stating that AcelRx believed Mr. Edwards’s conversation with Mr. Tang on May 1, 2020 constituted a material breach of the non-solicitation provisions of the Merger Agreement, and stating that Tetraphase should cease all discussions with Mr. Tang. This letter was promptly made available to the Tetraphase Board.

Also on May 6, 2020, the Tetraphase Board received an unsolicited proposal from La Jolla to acquire Tetraphase for $22 million in cash, plus an additional $12.5 million in cash potentially payable under contingent value rights to be issued in the transaction (the “La Jolla Proposal”). The La Jolla Proposal stated that, subject to completion of diligence, La Jolla intended to circulate drafts of a merger agreement and related transaction documents on May 11, 2020. La Jolla also publicly filed its unsolicited proposal on a Current Report on Form 8-K. Later that day, Tetraphase informed AcelRx of the unsolicited offer in accordance with the terms of the AcelRx merger agreement.

Also on May 6, 2020, following receipt of notice of the unsolicited offer from La Jolla, counsel to AcelRx, Cooley, sent a second letter to Tetraphase re-iterating its earlier allegation that AcelRx believed Tetraphase had materially breach the non-solicitation provisions of the AcelRx merger agreement and stating that Tetraphase should cease communications with Mr. Tang and La Jolla. This letter was also promptly made available to the Tetraphase Board. Later on May 6, 2020, counsel to Tetraphase, WilmerHale, at the request of Tetraphase management, sent a letter to Cooley denying the existence of any breach of the AcelRx merger agreement. Neither AcelRx nor Cooley responded to this letter, and, as noted below, on May 27, 2020, Mr. Angotti delivered to Tetraphase a notice irrevocably waiving any and all rights or remedies AcelRx may have, whether under the AcelRx merger agreement or otherwise, that it could pursue relating to the allegations described in the correspondences noted above from AcelRx’s outside counsel to Tetraphase on May 6, 2020.

On May 7, 2020, Tetraphase filed a Current Report on Form 8-K detailing the La Jolla Proposal and stating that Tetraphase was evaluating the La Jolla Proposal and had not made a determination as to whether it constituted a Superior Offer under the terms of the AcelRx merger agreement. Further, in the Current Report on Form 8-K Tetraphase stated that the Tetraphase Board (1) continued to recommend the AcelRx merger agreement with AcelRx to its stockholders, (2) was not modifying or withdrawing its recommendation with respect to the AcelRx merger agreement and the Merger, or proposing to do so, and (3) was not making any recommendation with respect to the La Jolla Proposal.

On May 7, 2020, the Tetraphase Board met with members of management, representatives from WilmerHale and representatives from Janney to discuss and evaluate the La Jolla Proposal. After WilmerHale reviewed with Tetraphase’s Board its fiduciary duties in considering the La Jolla Proposal, representatives of Janney reviewed financial aspects of the La Jolla Proposal, including the proposed treatment of the Company’s outstanding warrants under the La Jolla Proposal. At this meeting, the Tetraphase Board determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that the unsolicited La Jolla Proposal could reasonably be expected to lead to a Superior Offer (as defined in the AcelRx merger agreement) and that the failure to (1) furnish, pursuant to an Acceptable Confidentiality Agreement (as defined in the AcelRx merger agreement), information (including non-public information) to La Jolla and (2) engage in or otherwise participate in discussions or negotiations with La Jolla in respect of the La Jolla Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the Tetraphase Board to Tetraphase’s stockholders under applicable legal requirements. Accordingly, in accordance with the AcelRx merger agreement, the Tetraphase Board determined to consider the La Jolla Proposal, to enter into discussions and/or negotiations with respect to the La Jolla Proposal and, subject to La Jolla entering into an Acceptable Confidentiality Agreement, to furnish non-public information to La Jolla. Also, on May 7, 2020, Tetraphase provided written notice to AcelRx of the Board’s determination, and on May 8, 2020, Tetraphase filed a Current Report on Form 8-K setting forth the

Board’s determination. In the Current Report on Form 8-K Tetraphase stated that the Tetraphase Board (1) continued to recommend the AcelRx merger agreement with AcelRx to its stockholders, (2) was not modifying or withdrawing its recommendation with respect to the AcelRx merger agreement and the Merger, or proposing to do so, and (3) was not making any recommendation with respect to the La Jolla Proposal.

On May 8, 2020, Mr. Edwards notified Mr. Tang via e-mail that representatives of Janney would be contacting him. Later that day, representatives of Janney contacted Mr. Tang to introduce themselves and to discuss next steps. The same day, Tetraphase and La Jolla entered into an Acceptable Confidentiality Agreement, which did not contain a standstill, and Tetraphase provided La Jolla and legal and other representatives of La Jolla access to its data room that contained non-public information that was also made available to AcelRx. Following execution of the Acceptable Confidentiality Agreement, representatives of La Jolla, including Mr. Tang, held a telephonic due diligence meeting with Mr. Edwards, Kevin Lloyd and Ms. Stahl of Tetraphase. Representatives of Janney were also present for this diligence meeting.

On May 10, 2020, representatives of Tetraphase, representatives of La Jolla and representatives of Janney held a telephonic diligence meeting.

On May 11, 2020, representatives of Tetraphase, representatives of La Jolla and representatives of Janney held a further telephonic diligence meeting. Later that day, Mr. Tang called Mr. Edwards and informed him that La Jolla would not be able to meet the May 11, 2020 timeline as initially indicated in the La Jolla Proposal, but expected to reaffirm its proposal and deliver a draft merger agreement no later than the following business day.

On May 12, 2020, Tetraphase received an amended proposal from La Jolla to acquire Tetraphase for $22.3 million in cash with an additional $12.5 million of potential cash payments pursuant to a contingent value rights agreement (the “Amended La Jolla Proposal”), accompanied by a draft merger agreement (which contemplated acquiring Tetraphase through a tender offer structure), a draft form of CVR Agreement and a draft tender and support agreement. On May 12, 2020, the Tetraphase Board met with management and its outside legal and financial advisors to discuss the La Jolla’s amended acquisition proposal. After reviewing with Tetraphase’s Board its fiduciary duties in considering the La Jolla Proposal, representatives of WilmerHale updated Tetraphase’s Board on the terms of La Jolla’s proposed merger agreement and related documentation, including a proposed increase in the termination fee from $810,000 to $1,150,000 and a reduction of the closing net cash condition from $5,000,000 to $4,190,000 to account for the payment of the termination fee to AcelRx. Representatives of Janney reviewed with the Tetraphase Board financial aspects of the La Jolla Proposal, including the treatment of the Company’s outstanding warrants. At this meeting, the Tetraphase Board determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that the unsolicited Amended La Jolla Proposal could reasonably be expected to lead to a Superior Offer as defined in the AcelRx merger agreement and that the failure to (1) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) to La Jolla and (2) engage in, continue or otherwise participate in discussions or negotiations with La Jolla in respect of the Amended La Jolla Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the Tetraphase Board to Tetraphase’s stockholders under applicable legal requirements. Accordingly, in accordance with the AcelRx merger agreement, the Tetraphase Board determined to consider the Amended La Jolla Proposal, to continue discussions and enter into negotiations with respect to the Amended La Jolla Proposal and, in accordance with the confidentiality agreement executed by Tetraphase and La Jolla, to continue to furnish non-public information to La Jolla. Also on May 12, 2020, Tetraphase provided AcelRx with notice of the Board’s determination, and on May 13, 2020, Tetraphase filed a Current Report on Form 8-K setting forth the Board’s determination. In the Current Report on Form 8-K Tetraphase stated that the Tetraphase Board (1) continued to recommend the AcelRx merger agreement with AcelRx to its stockholders, (2) was not modifying or withdrawing its recommendation with respect to the AcelRx merger agreement and the Merger, or proposing to do so, and (3) was not making any recommendation with respect to the Amended La Jolla Proposal.

Also on May 13, 2020, WilmerHale provided La Jolla’s outside legal counsel with revised drafts of the form of merger agreement, form of CVR Agreement and form of tender and support agreement provided by La Jolla.

On May 14, 2020, La Jolla continued to conduct due diligence of Tetraphase.

On May 14, 2020, Melinta delivered to the Tetraphase Board a non-binding, unsolicited offer to acquire Tetraphase, through a tender offer structure, for approximately $27.0 million in cash and an additional $12.5 million in cash payments pursuant to a CVR Agreement (the “Melinta Proposal”). In connection with the transmission of the Melinta Proposal, members of Deerfield management also orally informed Tetraphase of the proposal. Later on May 14, 2020, the Tetraphase Board met with members of management, representatives from WilmerHale and representatives from Janney to discuss and evaluate the Melinta Proposal. WilmerHale reviewed with the Tetraphase Board its fiduciary duties in considering the Melinta Proposal and representatives of Janney reviewed financial aspects of the Melinta Proposal, including the treatment of the Company’s outstanding warrants. At this meeting, the Tetraphase Board determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that the unsolicited Melinta Proposal could reasonably be expected to lead to a Superior Offer as defined in the AcelRx merger agreement and that the failure to (1) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) to Melinta and (2) engage in or otherwise participate in discussions or negotiations with Melinta in respect of the Melinta Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the Tetraphase Board to Tetraphase’s stockholders under applicable legal requirements. Accordingly, in accordance with the AcelRx merger agreement, the Tetraphase Board determined to consider the Melinta Proposal, to enter into discussions and/or negotiations with respect to the Melinta Proposal and, subject to Melinta entering into an Acceptable Confidentiality Agreement, to furnish non-public information to Melinta.

Later that day, Tetraphase provided notice to AcelRx of the Melinta Proposal and the Tetraphase Board’s determination in accordance with the AcelRx merger agreement. On the morning of May 15, 2020, Tetraphase filed a Current Report on Form 8-K regarding the Melinta Proposal and the Tetraphase Board’s determination. In its Form 8-K Tetraphase reiterated that the Tetraphase Board (1) continued to recommend the AcelRx merger agreement with AcelRx to its stockholders, (2) was not modifying or withdrawing its recommendation with respect to the AcelRx merger agreement and the Merger, or proposing to do so, and (3) was not making any recommendation with respect to the Melinta Proposal.

Later on May 15, 2020, representatives of Janney contacted representatives of Deerfield, Melinta’s sole stockholder, to notify Melinta and Deerfield of the Tetraphase Board’s determination. Later that day, Tetraphase and Melinta entered into an Acceptable Confidentiality Agreement (as defined in the AcelRx merger agreement), which did not contain a standstill, and Tetraphase provided Melinta and its legal and other representatives of Melinta access to its data room that contained non-public information that was also made available to AcelRx. Also on May 15, 2020, Representatives of WilmerHale also provided Melinta’s legal counsel, Paul Hastings LLP, which is referred to as Paul Hastings, with a draft merger agreement, form of CVR Agreement and draft tender and support agreement.

From May 15, 2020 to May 21, 2020, representatives of Deerfield and Melinta conducted due diligence on Tetraphase’s business and held several diligence calls on May 18, 2020, May 20, 2020 and May 22, 2020 with representatives of Tetraphase and Janney. On May 19, 2020, Paul Hastings provided to WilmerHale revised drafts of a merger agreement, form of CVR agreement and form of tender and support agreement. Later on the same day, WilmerHale sent revised drafts of a merger agreement, form of CVR agreement, form of tender and support agreement and a draft parent guarantee to Paul Hastings. From May 19, 2020 through May 21, 2020, WilmerHale and Paul Hastings negotiated the terms of the merger agreement and related transaction documents, including the terms of the guarantee from Deerfield with respect to Melinta’s obligations under the merger agreement and CVR agreement.

On May 21, 2020, Tetraphase received a revised proposal from Melinta, amending its prior proposal to acquire the Company, accompanied by revised drafts of a merger agreement, form of contingent value rights agreement, guarantee and tender and support agreement, to acquire Tetraphase for approximately $27.0 million in cash plus an additional $12.5 million in cash potentially payable under a CVR agreement (the “Amended Melinta Proposal”). Under the Amended Melinta Proposal, the upfront cash consideration payable to Tetraphase stockholders would be $1.21 per share of Tetraphase Common Stock (including common stock underlying restricted stock units, performance-based stock units and pre-funded warrants), subject to downward adjustment in the event that Tetraphase’s closing net cash was less than $3.0 million.

Also on May 21, 2020, the Tetraphase Board met with members of management, representatives from WilmerHale and representatives from Janney to discuss and evaluate the Amended Melinta Proposal. After reviewing with Tetraphase’s Board its fiduciary duties in considering the Amended Melinta Proposal, representatives of WilmerHale updated Tetraphase’s Board on the terms of Melinta’s proposed merger agreement, parent guarantee and related transaction documentation, and representatives of Janney reviewed financial aspects of the Amended Melinta Proposal, including the proposed treatment of the Company’s outstanding warrants. At this meeting, the Tetraphase Board determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that the Amended Melinta Proposal was a Superior Offer and that the Board intended to consider making a Company Adverse Change in Recommendation (as defined in the AcelRx merger agreement) or terminating the AcelRx merger agreement and that the failure to take such action would be inconsistent with the fiduciary duties of the Tetraphase Board to Tetraphase’s stockholders under applicable legal requirements. Later that day, Tetraphase orally informed AcelRx of the Board’s determination and provided AcelRx with a written Determination Notice (as defined in the AcelRx merger agreement) as well as a copy of the merger agreement and other transaction documents it in a form acceptable for execution. Pursuant to the AcelRx merger agreement, AcelRx had until 8:00 p.m. on May 29, 2020 to propose revisions to the terms of the original AcelRx merger agreement or to make other proposals so that the Amended Melinta Proposal no longer constituted a Superior Offer. On the evening of May 21, 2020, Tetraphase issued a press release to this effect, and on the morning of May 22, 2020, Tetraphase filed a Current Report on Form 8-K detailing the Amended Melinta Proposal and the Tetraphase Board’s determination. In the Current Report on Form 8-K Tetraphase stated that the Tetraphase Board (1) continued to recommend the AcelRx merger agreement with AcelRx to its stockholders, (2) was not modifying or withdrawing its recommendation with respect to the AcelRx merger agreement and the Merger, or proposing to do so, and (3) was not making any recommendation with respect to the Amended Melinta Proposal.

On May 24, 2020 Mr. Angotti and Mr. Edwards discussed the Tetraphase Board’s determination on a call.

On May 25, 2020, representatives of AcelRx‘s financial advisor called representatives of Janney and stated that the AcelRx Board was scheduled to meet later that evening. Late that evening, the AcelRx Board met and, following that meeting, overnight on May 25, 2020 AcelRx provided the Tetraphase Board with a revised proposal, which contemplated an approximate $30.0 million upfront payment consisting of AcelRx stock and cash and $14.5 million in payments under the CVR Agreement payable in cash, reflecting an increase in the final milestone amount by $2.0 million. The AcelRx revised proposal specifically stated that the proposal could not be communicated to any third party or publicly disclosed without AcelRx’s prior consent and, if it was so communicated, it would be rescinded but that AcelRx would continue to pursue the merger under the AcelRx merger agreement unless terminated pursuant to its terms.

On May 26, 2020, the M&A Committee of Tetraphase’s Board met in the morning with members of management, representatives from WilmerHale and representatives from Janney to discuss the AcelRx proposal generally, and specifically the prohibition against disclosure in the AcelRx proposal, including how Tetraphase management could, consistent with applicable securities laws and confidentiality obligations, communicate the revised proposal from AcelRx to Tetraphase’s warrantholders in order to gauge their support of the AcelRx proposal and their willingness to execute amendments to their respective voting and exchange agreements. At this meeting it was determined that representatives of Janney would communicate with representatives of AcelRx’s financial advisor to see if Tetraphase could secure AcelRx’s consent to the filing of a Current Report on Form 8-K disclosing the revised proposal to permit Tetraphase to contact its warrantholders. AcelRx’s financial advisor communicated to Janney that AcelRx would not provide such consent and further that, if Tetraphase publicly disclosed the offer, AcelRx would rescind its revised proposal, but that AcelRx would permit Tetraphase to confidentially discuss the terms of the proposal with Tetraphase’s warrantholders.

Following the close of market on May 26, 2020, Tetraphase management contacted each of Tetraphase’s warrantholders (other than Armistice) to discuss the revised proposal from AcelRx, noting that the warrantholders would not be in possession of material non-public information by the time the market opened on Wednesday, May 27, 2020. Three of the five holders of warrants with Black-Scholes provisions were not willing to execute amendments to their voting or exchange agreements, and indicated to Tetraphase management their preference for the certainty of cash represented by the Amended Melinta Proposal.

Later that night on May 26, 2020, the Tetraphase Board met with members of management, representatives from WilmerHale and representatives from Janney to discuss and evaluate the revised AcelRx proposal and the reaction to the proposal by Tetraphase warrantholders. After reviewing with Tetraphase’s Board its fiduciary duties in considering the revised proposal from AcelRx, representatives of WilmerHale updated Tetraphase’s Board on the terms of AcelRx’s draft amendment to the merger agreement, form of CVR Agreement and draft amendment to the voting agreement, including (1) a proposed increase to the termination fee payable by Tetraphase in specified circumstances from $810,000 to $1,441,000 and (2) certain proposed revisions to, and the status and treatment of, alternative acquisition proposals previously received from Melinta and La Jolla, including that under the proposed amendment Tetraphase would be required to terminate all discussions with Melinta and La Jolla and terminate their access to any data rooms or confidential diligence materials, and further, that in the event that either Melinta or La Jolla submitted an acquisition proposal after the date of the amendment, such proposal would be treated under the AcelRx merger agreement as if such party had not previously submitted a proposal. Representatives of Janney then gave a financial presentation to the Tetraphase Board regarding the Merger Consideration to be received from AcelRx pursuant to the amendment, and Janney confirmed to the Tetraphase Board that based upon and subject to the assumptions made, matters considered and limitations and qualifications upon the review undertaken by Janney set forth in the Opinion dated as of March 15, 2020, the terms of the revised Merger Consideration would not have changed Janney’s ability to deliver a fairness opinion, as of March 15, 2020, similar in scope to Janney’s conclusion as of March 15, 2020. Tetraphase management also updated the Tetraphase Board regarding the status of discussions with Tetraphase’s warrantholders. At this meeting, the Tetraphase Board requested that Tetraphase management continue to negotiate with AcelRx regarding the amendment to the merger agreement and other transaction documents, including to accept the proposed revisions to the termination fee but to reject the proposed provisions requiring Tetraphase to terminate discussions and due diligence activities with Melinta and La Jolla, as well as to reject the provisions which would have the effect of disregarding the existence of any prior proposals from Melinta or La Jolla in the event that either party submitted further amended proposals.

That evening, representatives of WilmerHale communicated the Tetraphase Board’s positions to Cooley, counsel to AcelRx, and Cooley followed up to confirm that AcelRx had accepted Tetraphase’s positions. WilmerHale and Cooley exchanged drafts of the amendment to the merger agreement and other transaction documents in forms acceptable to each party. Further, Tetraphase and its advisors informed AcelRx and its advisors that certain Tetraphase warrantholders would not sign amendments to their voting or exchange agreements and, as a result, their voting or exchange agreements would automatically expire in accordance with its terms upon execution of the amendment of the merger agreement. Tetraphase and its advisors further communicated to AcelRx that any adjustment to the purchase price regarding the treatment of warrants held by any Tetraphase warrantholder not party to an effective voting or exchange agreement would not be acceptable. AcelRx and its advisors confirmed to Tetraphase and its advisors that it would not request an adjustment to the purchase price regarding the treatment of any warrants held by warrantholders not party to effective voting or exchange agreements, and that it agreed that such warrants would be treated in accordance with their terms upon the closing of the Merger.

Later that evening on May 26, 2020, the Tetraphase Board met again with members of management, representatives from WilmerHale and representatives from Janney to discuss and evaluate the revised AcelRx proposal and the progress Tetraphase management and its advisors had made negotiating the amendment to the AcelRx merger agreement. At this meeting the Tetraphase Board determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that, in light of the revised proposal from AcelRx, including the revisions to the transaction documents agreed by AcelRx that evening, the Amended Melinta Proposal ceased to be a Superior Offer and approved the amendment to the AcelRx merger agreement.

On the morning of May 27, 2020, Tetraphase and AcelRx entered into the amendment to the merger agreement, and two of the Company’s warrantholders executed amendments to their voting agreements. On the same day, Tetraphase also issued a press release to this effect. Further, in connection with the amendment to the merger agreement, on May 26, 2020, Mr. Angotti delivered to Tetraphase a notice irrevocably waiving any and all rights or remedies AcelRx may have, whether under the AcelRx merger agreement or otherwise, that it could pursue relating to the allegations described in the correspondence from AcelRx’s outside counsel to Tetraphase, each dated May 6, 2020. Additionally, during the morning of May 27, 2020, representatives from Janney contacted representatives from Melinta and Deerfield via email to notify them of the Board’s decision. In the afternoon of May 27, 2020, representatives of Deerfield contacted representatives of Janney, indicating that Melinta intended to submit an amended offer later in the day.

Later on May 27, 2020, Tetraphase received a further amended proposal from Melinta to acquire Tetraphase for $34.0 million in cash plus contingent value rights with an aggregate value of up to $16.0 million (the “Second Amended Melinta Proposal”). The Second Amended Melinta Proposal stated that Melinta was prepared to execute the same merger agreement and other transaction documents as previously negotiated and agreed among the parties, subject only to a reduction in the target net cash of the Company to $0, for purposes of the closing condition and downward purchase price adjustment (which had the effect of eliminating such requirements), and an extension of the outside date under the merger agreement to 75 days after the date a merger agreement is executed. Also on May 27, 2020, the Tetraphase Board met with members of management, representatives from WilmerHale and representatives from Janney to discuss and evaluate the Second Amended Melinta Proposal. After reviewing with the Tetraphase Board its fiduciary duties in considering the Second Amended Melinta Proposal, representatives of WilmerHale updated the Tetraphase Board regarding the terms of Melinta’s proposed merger agreement, parent guarantee and related documentation, and representatives of Janney reviewed financial aspects of the Second Amended Melinta Proposal, including the proposed treatment of the Company’s outstanding warrants. At this meeting the Tetraphase Board determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that the Second Amended Melinta Proposal was a Superior Offer and that the Board intended to consider making a Company Adverse Change in Recommendation (as defined in the AcelRx merger agreement) or terminating the AcelRx merger agreement and that the failure to take such action would be inconsistent with the fiduciary duties of the Tetraphase Board to Tetraphase’s stockholders under applicable legal requirements. Later that day, Tetraphase orally informed AcelRx of the Board’s determination and provided AcelRx with a written Determination Notice (as defined in the AcelRx merger agreement) regarding such determination, as well as a copy of Second Amended Melinta Proposal. Pursuant to the AcelRx merger agreement, AcelRx had until 8:00 p.m. on June 1, 2020 to propose revisions to the terms of the AcelRx merger agreement, as amended, or to make other proposals so that the Second Amended Melinta Proposal no longer constituted a Superior Offer. On the evening of May 27, 2020, Tetraphase issued a press release to this effect. On the morning of May 28, 2020, Tetraphase filed a Current Report on Form 8-K detailing the Second Amended Melinta Proposal and the Tetraphase Board’s determination. In its Current Report on Form 8-K Tetraphase stated that the Tetraphase Board (1) continued to recommend the AcelRx merger agreement with AcelRx to its stockholders, (2) was not modifying or withdrawing its recommendation with respect to the AcelRx merger agreement and the Merger, or proposing to do so, and (3) was not making any recommendation with respect to the Second Amended Melinta Proposal.

On May 28, 2020, Mr. Edwards received a telephone call from Mr. Tang of La Jolla. Messrs. Edwards and Tang discussed certain due diligence matters regarding a potential transaction.

Later on May 28, 2020, Tetraphase received from AcelRx a further revised proposal, which contemplated an approximately $38.0 million upfront payment composed of AcelRx stock and cash (based on the closing trading price of AcelRx’s common stock on May 27, 2020) and $16.0 million in potential payments under the CVR Agreement payable in cash, reflecting a further increase in the final milestone amount by $2.0 million. This revised AcelRx proposal increased the proportion of the upfront consideration that would be payable in cash, provided for upfront consideration to Tetraphase stockholders of $0.5872 in cash and 0.7409 of a share of AcelRx common stock per share of Tetraphase common stock, subject to downward adjustment in the event that the Company’s closing net cash is less than $5.0 million. The revised AcelRx proposal specifically stated that the proposal could not be communicated to any third party or publicly disclosed without AcelRx’s prior consent and, if it was so communicated, it would be rescinded, but that AcelRx would continue to pursue the merger under the AcelRx merger agreement, as amended, unless terminated pursuant to its terms.

In the evening on May 28, 2020, the Tetraphase Board met with members of management, representatives from WilmerHale and representatives from Janney to discuss and evaluate the revised AcelRx proposal and the reaction to the proposal by Tetraphase warrant holders. After reviewing with the Tetraphase Board its fiduciary duties in considering the revised proposal from AcelRx, representatives of WilmerHale updated the Tetraphase Board regarding the terms of AcelRx’s draft amendment to the merger agreement and other transaction documents. Further, representatives of Janney gave a financial presentation to the Tetraphase Board regarding the Merger Consideration to be received from AcelRx pursuant to the amendment, and further Janney confirmed to the Tetraphase Board that based upon and subject to the assumptions made, matters considered and limitations and qualifications upon the review undertaken by Janney set forth in the Opinion dated as of March 15, 2020, the terms of the revised Merger Consideration would not have changed Janney’s ability to deliver a fairness opinion, as of March 15, 2020, similar in scope to Janney’s conclusion as of March 15, 2020. At this meeting, the Tetraphase Board determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that, in light of the revised proposal from AcelRx, the Second Amended Melinta Proposal ceased to be a Superior Offer and approved the second amendment to the AcelRx merger agreement.

On the morning of May 29, 2020, Tetraphase and AcelRx entered into the merger agreement amendment, and two of the Company’s warrantholders executed amendments to their voting agreements. On this day, Tetraphase also issued a press release detailing the amendment to the AcelRx merger agreement.

On May 29, 2020, La Jolla contacted Tetraphase to request a due diligence call to discuss certain regulatory matters, and representatives from La Jolla and Tetraphase participated in a due diligence call regarding that topic. Also on May 29, 2020, representatives from Deerfield contacted representatives of Janney, and indicated that Melinta had reviewed the May 29, 2020 press release and had not yet come to any conclusions as to whether they would submit another proposal or not.

On May 31, 2020, Tetraphase received a third revised proposal from Melinta to acquire Tetraphase for approximately $39.0 million in cash, plus an additional $16.0 million in cash payable under a CVR agreement (the “Third Amended Melinta Proposal”). The Third Amended Melinta Proposal stated that Melinta was prepared to execute the same merger agreement and other transaction documents as previously negotiated and agreed among the parties, subject only to a reduction in the target net cash of the Company to $0, for purposes of the closing condition and downward purchase price adjustment (which had the effect of eliminating such requirements), and an extension of the outside date under the merger agreement to 75 days after the date a merger agreement is executed. Under the Third Amended Melinta Proposal, the upfront cash consideration payable to Tetraphase stockholders would be $1.79 per share of Tetraphase Common Stock (including common stock underlying restricted stock units, performance-based stock units and pre-funded warrants), not subject to any downward adjustment based on closing net cash. On the same day, Tetraphase provided notice to AcelRx of the receipt of the Third Amended Melinta Proposal in accordance with the terms of the AcelRx merger agreement.

On June 1, 2020, the Tetraphase Board met with members of management, representatives from WilmerHale and representatives from Janney to discuss and evaluate the Third Amended Melinta Proposal. After reviewing with Tetraphase’s Board its fiduciary duties in considering the Third Amended Melinta Proposal, representatives of

WilmerHale reviewed Melinta’s proposed changes to the terms of the merger agreement and other transaction documents with Tetraphase Board, and representatives of Janney reviewed financial aspects of the Third Amended Melinta Proposal, including the proposed treatment of the Company’s outstanding warrants and the decline in the trading price of AcelRx’s common stock. At this meeting, the Tetraphase Board determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that the Third Amended Melinta Proposal was a Superior Offer and that the Board intended to consider making a Company Adverse Change in Recommendation (as defined in the AcelRx merger agreement) or terminating the AcelRx merger agreement and that the failure to take such action would be inconsistent with the fiduciary duties of the Tetraphase Board to Tetraphase’s stockholders under applicable legal requirements. Later that day, Tetraphase orally informed AcelRx of the Board’s determination and provided AcelRx with a written Determination Notice (as defined in the AcelRx merger agreement), as well as a copy of Third Amended Melinta Proposal. Pursuant to the AcelRx merger agreement, AcelRx had until 8:00 p.m. on June 3, 2020 to propose revisions to the terms of the AcelRx merger agreement or to make other proposals so that the Third Amended Melinta Proposal no longer constituted a Superior Offer. On the evening of June 1, 2020, Tetraphase issued a press release to this effect, and on June 1, 2020, Tetraphase filed a Current Report on Form 8-K detailing the Third Amended Melinta Proposal and the Tetraphase Board’s determination. In its Current Report on Form 8-K Tetraphase stated that the Tetraphase Board (1) continued to recommend the AcelRx merger agreement with AcelRx to its stockholders, (2) was not modifying or withdrawing its recommendation with respect to the AcelRx merger agreement and the Merger, or proposing to do so, and (3) was not making any recommendation with respect to the Third Amended Melinta Proposal.

On June 3, 2020, AcelRx publicly announced that it would not further revise its offer to acquire Tetraphase. Also on June 3, 2020, representatives of AcelRx contacted representatives of Tetraphase to communicate the same.

On the evening of June 3, 2020, the Tetraphase Board met to discuss the contemplated transactions, including its prior determination that the Third Amended Melinta Proposal constituted a Superior Offer, the decline and overall volatility in the trading price of AcelRx’s common stock and AcelRx’s determination not to revise its proposal. Members of the Tetraphase management team, representatives of WilmerHale and Janney also participated in this meeting. Janney delivered to the Tetraphase Board an oral opinion, which was later confirmed in writing, stating that the Offer Price to be received in the Offer and the Merger under the Amended Melinta Proposal was fair, from a financial point of view, to the common stockholders of Tetraphase. The Tetraphase Board instructed management and Tetraphase’s advisors to finalize documentation with Melinta, and for Tetraphase’s management to contact the holders of warrants with Black-Scholes Put Provisions to finalize documentation regarding the treatment of their warrants.

On the morning of June 4, 2020, the Tetraphase Board met to discuss the contemplated transactions, including confirming that the definitive documentation regarding the Third Amended Melinta Proposal was in final form and that all holders of warrants with Black-Scholes Put Provisions had agreed to execute support agreements or exchange agreements regarding the treatment of such warrants, and further that Melinta had delivered final, binding copies of the transaction documents, subject only to approval of the Tetraphase Board and release of Tetraphase’s signatures. Members of the Tetraphase management team and representatives of WilmerHale and Janney also participated in this meeting. The Tetraphase Board unanimously approved the termination of the AcelRx merger agreement and the approval of the merger agreement with Melinta. Following this board meeting, the Company delivered a notice of termination of the AcelRx merger agreement to AcelRx and Tetraphase executed the merger agreement with Melinta and, substantially concurrently, paid the termination fee of $ $1,778,000 required under the AcelRx merger agreement.

On June 4, 2020, Tetraphase issued a press release before the market open detailing the proposed merger of the two companies.

On June 12, 2020, Purchaser commenced the Offer.

Reasons for the Recommendation

In reaching its decision to approve and declare advisable the Merger Agreement and the Transactions, including the Offer and the Merger, the Tetraphase Board, as described in this Item 4 under the heading”The Solicitation or Recommendation—Background of the Offer and the Merger”, held a number of meetings, consulted with Tetraphase’s senior management and its outside legal and financial advisors, WilmerHale and Janney, respectively, and considered and analyzed a wide and complex range of factors. After careful consideration, the Tetraphase Board concluded that entering into the Merger Agreement with Parent and Purchaser would provide Tetraphase stockholders with higher and more certain value than any other strategic alternatives available to Tetraphase. At its meeting held on June 4, 2020, after due consideration and consultation with Tetraphase’s senior management and outside legal and financial advisors and after receipt of its financial advisor’s opinion (as described in this Item 4 under the heading “The Solicitation or Recommendation—Opinion of Janney Montgomery Scott LLC, Tetraphase’s Financial Advisor”), the Tetraphase Board unanimously approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, and recommended that Tetraphase stockholders tender their Shares to Purchaser pursuant to the Offer.

In making its determination, the Tetraphase Board focused on a number of reasons, including the following potential advantages and opportunities:

•

the terms of the AcelRx merger agreement and the transactions contemplated thereby as compared to the Merger Agreement and the Transactions (including the Offer and the Merger), including the facts that the Offer Price or Merger Consideration, as applicable, represented a significant premium compared with the merger consideration under the AcelRx merger agreement and that the Merger Agreement otherwise provided for substantially identical terms to the AcelRx merger agreement. The upfront consideration to be received from the Offer Price or Merger Consideration represented an approximate premium of 16.0% based on the closing price of AcelRx’s common stock as of the closing of trading on June 3, 2020;

•

the fact that the price proposed by Parent reflected extensive negotiations between the Company and Parent and their respective advisors, as well as extensive negotiations between the Company and AcelRx, and their respective advisors, the Tetraphase Board’s belief, taking into account the the repeated competing proposals from AcelRx and Parent described in this Item 4 under the heading “The Solicitation or Recommendation – Background of the Offer and the Merger”, that it had obtained the highest price per Share that each of Parent and AcelRx were willing to pay and the most favorable terms to Tetraphase in the aggregate to which Parent and AcelRx were willing to agree;

•

the fact that all of the up-front consideration in the Transactions would be paid in cash, which provides certainty and immediate value to Tetraphase’s stockholders as compared to the lack of certainty of the value in non-cash consideration, including pursuant to the AcelRx merger agreement, due to the potential volatility of stock prices and markets generally;

•

in addition to the upfront merger consideration, each Share will entitle the holder thereof to one CVR, which may provide Tetraphase stockholders with an opportunity to receive additional payments in cash upon the achievement of certain milestones (rather than cash or shares of AcelRx common stock at AcelRx’s election, under the AcelRx merger agreement), and Parent has agreed in the agreement governing the CVRs to use commercially reasonable efforts to achieve such milestones;

•

the Tetraphase Board’s belief that the Offer is reasonably likely to be completed and the Merger will be consummated, based on, among other things; (i) the limited number of conditions to the Offer and the Merger; (ii) that certain obligations of Parent under the Merger Agreement and the CVR Agreement are guaranteed by the Guarantors (as defined in the Merger Agreement) under the Merger Agreement; and (iii) that the respective obligations of the parties under the Merger Agreement are not subject to a financing condition;

•	the recommendation of Tetraphase’s senior management in favor of the Transactions;

•

the relative certainty and liquidity of the consideration in cash for the Offer and the Merger as compared to the risks and uncertainty associated with the continued operation of Tetraphase’s business as an independent company, including the time and resources required to continue to commercialize and market XERAVA as well as the “risk factors” set forth in the Company’s Form 10-Q for the period ended March 31, 2020 and subsequent reports filed with the SEC;

•

the risks, costs and uncertainties associated with Tetraphase’s existing cash position, including the need to obtain additional financing and the amount of cash resources that would be necessary to effect an orderly bankruptcy process;

•

the current state of the economy, financial markets and general uncertainty surrounding forecasted economic conditions in both the near-term and the long-term, generally as well as within Tetraphase’s industry;

•

the lack of superior alternative transactions and offers despite substantial efforts over a significant period of time of by Tetraphase’s management and financial advisors to solicit strategic alternatives for Tetraphase to the transaction, including the discussions that Tetraphase’s management, Tetraphase’s representatives and the Tetraphase Board had with other potential transaction candidates as described in Item 4 under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger”;

•	the current financial market conditions and historical market prices, volatility and trading information with respect to Tetraphase and AcelRx;

•	the risks, costs and timing associated with a potential liquidation or bankruptcy event of Tetraphase;

•

the opinion of Janney to the Tetraphase Board that, as of June 3, 2020, and based upon and subject to the various assumptions made and matters considered as set forth in its written opinion, the Offer Price to be received in the Offer and the Merger is fair, from a financial point of view, to the common stockholders of Tetraphase, as more fully described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Janney Montgomery Scott LLC, Tetraphase’s Financial Advisor” and the full text of the written opinion of Janney, which is attached as Annex I to this Schedule 14D-9;

•

the review by the Tetraphase Board with its advisors of the structure of the Offer, the Merger and the other Transactions, as well as the financial and other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions as well as the likelihood of consummation of the Transactions and the evaluation of the Tetraphase Board of the likely time period necessary to complete the Offer, the Merger, and the other Transactions, as well as the following specific aspects of the Merger Agreement:

•

that the Offer is structured as an all-cash tender offer, which can be completed, and cash consideration can be delivered to Tetraphase’s stockholders, on a prompt basis assuming satisfaction of the minimum tender conditions provided for in the Merger Agreement, reducing the period of uncertainty during the pendency of the transactions on stockholders, employees and customers, with a second-step Merger, if a certain number of Shares are tendered, in which stockholders who do not tender their Shares in the Offer will receive the same Offer Price;

•

that under the Merger Agreement the condition to the consummation of the Offer regarding the Company’s minimum net cash, and Target Net Cash for purposes of any adjustment to the Offer Price or Merger Consideration, is $0, as compared to the merger agreement with AcelRx in which the corresponding amount was $5.0 million, which increases certainty of closing;

•

the Merger Agreement permits Tetraphase, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals prior to the Acceptance Time, and termination of the Merger Agreement to accept an unsolicited acquisition proposal that the Tetraphase Board determines is superior to the Transactions;

•

the Merger Agreement permits the Tetraphase Board, subject to certain conditions, to make an adverse recommendation change to Tetraphase stockholders, in response to a superior proposal or a change in circumstances if the failure to take such action could reasonably be expected to be inconsistent with the fiduciary duties of the Tetraphase Board to Tetraphase’s stockholders under applicable law;

•	stockholders are entitled to not tender their Shares in the Offer and exercise their appraisal rights under the DGCL in connection with the Merger; and

•	Parent’s obligations to consummate the Merger are not subject to any financing contingency.

The Tetraphase Board weighed these advantages and opportunities against a number of potentially negative reasons in its deliberations concerning the Merger Agreement and the Merger including:

•

the risks involved in terminating the AcelRx merger agreement in order to enter into the Merger Agreement, including the payment of the $1,778,000 termination fee to AcelRx and the anticipated time period prior to the consummation of the Offer and the Merger as compared to the anticipated time period to consummate the transactions contemplated by the AcelRx merger agreement;

•	the risk that some or all of the net sales milestones necessary to trigger the contingent payments under the CVRs may not be achieved;

•

the risks and costs to Tetraphase if the Transactions are not completed, including that Tetraphase’s cash runway would be limited, its prospects as a stand-alone company would be materially and adversely impacted and it would likely be required to file for protection under applicable bankruptcy laws;

•

the Merger Agreement contains provisions that restrict the conduct of Tetraphase’s business prior to the completion of the Transactions, generally requiring Tetraphase not to take certain actions with respect to the conduct of its business without the prior consent of Parent;

•

the Merger Agreement contains provisions that could have the effect of discouraging third party offers for Tetraphase, including the restriction on Tetraphase’s ability to solicit third-party proposals for alternative transactions;

•

under certain circumstances under the Merger Agreement, Tetraphase may be required to pay to Parent (i) a termination fee of $1,150,000 or (ii) a fee reimbursement of $200,000, as more fully described in the section titled “Summary of the Merger Agreement and Certain Other Agreements—Termination Fee” of the Offer to Purchase;

•	Tetraphase could incur substantial expenses related to the Transactions, including in connection with any litigation that may result from the announcement or pendency of the Transactions;

•

the risk that Tetraphase stockholders may not tender their Shares in the Offer such that the Minimum Condition (as defined in the Merger Agreement) under the Merger Agreement would not be satisfied; and

•

the expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes.

The Tetraphase Board considered all of these reasons as a whole and, on balance, concluded that it supported a favorable determination to approve the Merger Agreement and the Transactions, including the Offer and the Merger, and to make its recommendations to Tetraphase stockholders to tender their Shares to Purchaser pursuant to the Offer.

In addition, the Tetraphase Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Tetraphase stockholders generally, including the treatment of equity awards and warrants held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between Tetraphase and its Executive Officers, Directors and Affiliates” and the obligation of the combined company to indemnify Tetraphase directors and officers against certain claims and liabilities.

The foregoing discussion of the information and reasons that the Tetraphase Board considered is not intended to be exhaustive, but rather is meant to include the material reasons that the Tetraphase Board considered. The Tetraphase Board collectively reached the conclusion to approve the Merger Agreement and the Transactions, including the Offer and the Merger, in light of the various reasons described above and other reasons that the members of the Tetraphase Board believed were appropriate. In view of the complexity and wide variety of reasons, both positive and negative, that the Tetraphase Board considered in connection with its evaluation of the Merger, the Tetraphase Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the reasons it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular reason, or any aspect of any particular reason, was favorable or unfavorable to the ultimate determination of the Tetraphase Board. In considering the reasons discussed above, individual directors may have given different weights to different reasons.

The foregoing description of Tetraphase’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Additional Information—Forward Looking Statements.”

Intent to Tender

To Tetraphase’s knowledge, after making reasonable inquiry, all of Tetraphase’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, Parent and Purchaser have entered into the Support Agreements with the Supporting Stockholders, to tender all of their Shares subject to the Support Agreements. Holders representing approximately 20% of the outstanding voting power of Tetraphase as of June 2, 2020 are subject to the Support Agreements (assuming no exercise of outstanding equity awards).

Opinion of Janney Montgomery Scott LLC, Tetraphase’s Financial Advisor

The Tetraphase Board retained Janney Montgomery Scott LLC (“Janney”) on October 23, 2019 to act as its financial advisor in connection with the Merger and further engaged Janney on May 6, 2020 to render an opinion, as investment bankers, as of the date of the opinion, whether the Offer Price to be received in the Offer and the Merger is fair, from a financial point of view, to the common stockholders of Tetraphase. In selecting Janney, the Tetraphase Board considered, among other things, the fact that Janney is a reputable investment banking firm with substantial experience advising companies in the healthcare sector and in providing strategic advisory services in general. Janney, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

On June 3, 2020, at the request of the Tetraphase Board, Janney rendered an oral opinion to the Tetraphase Board, which was subsequently confirmed in a written opinion as of the same date (the “Opinion”), that as of such date, and based upon and subject to the assumptions made, matters considered and limitations and qualifications upon the review undertaken by Janney, the Offer Price to be received in the Offer and the Merger was fair, from a financial point of view, to the common stockholders of Tetraphase.

The full text of Janney’s written Opinion to the Tetraphase Board dated June 3, 2020, is attached to this document as Annex I and is incorporated by reference in this document in its entirety. Holders of shares of Tetraphase’s common stock should read the Opinion carefully and in its entirety. The Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Janney in rendering its Opinion. Janney’s Opinion was directed to the Tetraphase Board and addressed only the fairness, from a financial point of view, as of the date of the Opinion, of the Offer Price to be paid to the common stockholders of Tetraphase. Janney’s Opinion did not address any other aspects of the proposed Merger or the Transactions. Janney’s Opinion did not and does not constitute a recommendation to any shareholder as to whether such shareholder should tender its shares, or how any holder of Tetraphase’s common stock should act or vote in connection with the proposed Offer or Merger. The summary of Janney’s Opinion set forth in this document is qualified in its entirety by reference to the full text of such Opinion. The Opinion was approved by Janney’s fairness opinion committee in accordance with the requirements of the Financial Industry Regulatory Authority Rule 5150.

In rendering the Opinion, Janney made such reviews, analyses and inquiries as deemed necessary and appropriate under the circumstances. Among other things, Janney:

•	reviewed certain publicly available information such as annual reports, quarterly reports and SEC filings of Tetraphase;

•	reviewed the historical financial performance, current financial position and general prospects of Tetraphase;

•

reviewed certain internal financial and operating information with respect to the business, operations and general prospects of Tetraphase, including certain historical financial non-GAAP adjustments and financial forecasts prepared by the management of Tetraphase;

•	discussed Tetraphase’s historical financial performance, current financial position and general prospects with members of Tetraphase’s senior management team;

•

reviewed the proposed financial terms of the Merger, as set forth in the draft Merger Agreement, dated June 3, 2020, the draft CVR Agreement, dated June 3, 2020, and the draft Support Agreements and Exchange Agreement, dated June 3, 2020;

•	reviewed the current and historical price ranges and trading activity of Tetraphase’s common stock;

•

to the extent deemed relevant, analyzed the premiums paid for certain selected recent control merger and acquisition transactions of publicly traded companies and compared the implied premium of the Offer Price to these transactions;

•	to the extent deemed relevant, analyzed information of certain selected publicly traded companies;

•

to the extent deemed relevant, analyzed information of certain other selected merger and acquisition transactions and compared the Offer and the Merger from a financial point of view to these other transactions to the extent information concerning such transactions was publicly available;

•

discussed with the Tetraphase Board and certain members of senior management of Tetraphase the strategic aspects of the Offer and the Merger, including, but not limited to, past and current business operations, financial condition and prospects (including their views on the risks and uncertainties of achieving Tetraphase’s forecasts); and

•	performed such other analyses and examinations as Janney deemed appropriate.

In performing its review, Janney relied upon the accuracy and completeness of all of the financial and other information that was available from public sources, that was provided by Tetraphase and its representatives or that was otherwise reviewed, and assumed such accuracy and completeness for purposes of rendering its Opinion. Janney further relied on the assurances of management of Tetraphase that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Janney has not been asked to and has not undertaken any independent verification of any of such information and does not assume any responsibility or liability for the accuracy or completeness thereof. Janney has not been requested to and did not make an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Tetraphase or any of its affiliates and has not been furnished with any such evaluation or appraisal. Janney has not made any physical inspection of the properties or assets of Tetraphase.

With respect to the financial forecasts prepared by Tetraphase’s management, the management team has confirmed that they were prepared in good faith and reflected then-currently available estimates and judgments of such management of the future financial performance of Tetraphase. Janney expresses no opinion or view as to such financial projections or the assumptions on which they are based or whether if the Merger were not consummated that Tetraphase’s performance would be consistent with such forecasts. Janney relied only on Tetraphase’s historical financial information, except for the financial forecasts prepared by Tetraphase’s management (which was assumed will be achieved) in connection with the analysis. Janney relied upon and assumed, without independent verification, that the actual amounts that may become payable under the CVR Agreement and the actual Offer Price calculated as of the closing of the Offer and Merger will not differ from the amounts thereof that Janney was directed to assume in any respect that would be material to its analyses or its Opinion. The financial and stock markets have been experiencing unusual volatility as a result of the coronavirus pandemic and Janney expressed no opinion or view as to any potential effects of such volatility on the Offer, the Merger, or Tetraphase and the Opinion does not purport to address potential developments in any such markets.

Janney’s conclusion was rendered on the basis of market, economic and other conditions prevailing as of June 3, 2020 and on the conditions and prospects, financial and otherwise, of Tetraphase, as they existed and were known on June 3, 2020. Janney’s Opinion is directed only to the fairness, from a financial point of view, as of June 3, 2020, of the Offer Price to be received by holders of shares of Tetraphase’s common stock and not any other constituency of Tetraphase and does not address the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, or the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Tetraphase, whether relative to the Offer Price or otherwise.

Janney is not expressing any opinion as to the solvency or viability of Tetraphase, any of the other parties to the Merger Agreement, the CVR Agreement, the Support Agreements, or Parent or their respective ability to pay their debts when they become due, including any impact of the Offer or the Merger thereon.

Janney’s Opinion does not address the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, any warrant holders of Tetraphase. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Janney relied, with the Tetraphase Board’s consent, on the assessments by Tetraphase and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to Tetraphase, the Offer and the Merger. Events occurring after June 3, 2020 may affect Janney’s Opinion and the assumptions used in preparing it, and Janney did not assume any obligation to revise or reaffirm its Opinion.

Summary of Financial Analyses

The summary set forth below does not purport to be a complete description of the analyses performed by Janney, but describes, in summary form, the material elements of the presentation that Janney made to the Tetraphase Board on June 3, 2020, in connection with Janney’s Opinion. In accordance with customary investment banking practice, Janney employed generally accepted valuation methods and financial analyses in reaching its Opinion as well as other financial analysis Janney deemed relevant. The following is a summary of the material financial analyses performed by Janney in arriving at its Opinion.

None of the analyses performed were assigned a greater significance by Janney than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Janney. The summary text describing each financial analysis does not constitute a complete description of Janney’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Janney with respect to any of the analyses performed in connection with its Opinion. Rather, Janney made its determination as to the fairness of the Offer Price to the common stockholders of Tetraphase pursuant to the Merger Agreement, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

In performing its analyses, Janney made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. These include, among other things, the impact of competition on the businesses of Tetraphase and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Tetraphase, the industry or in the financial markets in general. Many of these assumptions are beyond the control of Tetraphase. Any estimates contained in Janney’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. Except as otherwise noted, the information utilized by Janney in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before June 3, 2020, the last market trading day prior to signing of the Merger Agreement, and is not necessarily indicative of current market conditions.

In performing its financial analyses summarized below and in arriving at its Opinion, Janney used and relied upon the financial projections of Tetraphase more fully described in this Item 4 under the heading “The Solicitation or Recommendation–Certain Information Provided by the Parties—Certain Projected Information.” Some of the financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Janney, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses and must be considered as a whole.

Implied Equity Value of the Offer Price

The Offer Price consists of (1) $1.79 Cash Consideration for each share of Tetraphase Common Stock outstanding (provided that if the Tetraphase Net Cash (as defined in the Merger Agreement) is less than $0.0 million at the closing of the Merger, the Cash Consideration shall be adjusted to the ratio determined as follows: (a) (i) $39.0 million, minus (ii) the dollar amount by which the Tetraphase Net Cash is less than $0.0 million, minus (iii) $19,658,807, divided by (b) (i) 10,793,692) plus (2) one contingent value right per share for each share of Tetraphase Common Stock. Janney calculated the upfront value of the consideration to Tetraphase by multiplying (1) the Cash Consideration of $1.79 by (a) the total number of Tetraphase fully diluted shares estimated to be outstanding of 10,793,692 to arrive at an upfront value to Tetraphase common stockholders of $19.3 million. Janney then calculated an implied present value of the aggregate amount of $16.0 million of potential CVR payments to common stockholders assuming that Tetraphase would attain the required sales milestones in the latest possible year under the CVR Agreement to adjust for the possibility that Tetraphase may not achieve the exact projected sales figures provided in this Item 4 under the heading “The Solicitation or Recommendation—Certain Information Provided by the Parties—Certain Projected Information” in the year forecasted. Janney then applied discount rates, based on an estimate of Tetraphase’s weighted average cost of capital (as further described under the Standalone Discounted Cash Flow Analysis below), ranging from 17.8% to 21.8%, to the following list of potential CVR payments reflecting Tetraphase’s achievement of sales milestones in the latest possible period under the CVR Agreement, as described above: (1) an aggregate amount of $2.5 million on December 31, 2021, (2) an aggregate amount of $4.5 million on December 31, 2024 and (3) an aggregate amount of $9.0 million on December 31, 2024. The analysis yielded a present value range of the total CVR payments of $7.5 million to $8.4 million. Janney then added this CVR value range to the total upfront value of the cash consideration, to derive a range of total implied equity value of the Offer Price to Tetraphase stockholders of $26.8 million to $27.8 million as shown in the following table. Janney then assumed the midpoint of the range, or $27.3 million as the implied total equity value of the Offer Price to Tetraphase stockholders for comparison purposes to the rest of its analyses.

($ in millions)	Offer Price
Upfront Value of Cash Consideration	$19.3
Implied Present Value of CVR Payments	$7.5 -$8.4
Implied Total Equity Value of the Offer Price (Range)	$26.8 - $27.8
Implied Total Equity Value of the Offer Price (Midpoint)	$27.3

Standalone Discounted Cash Flow Analysis

Janney performed a discounted cash flow analysis on Tetraphase, which is designed to provide an implied value of a company on a standalone basis by calculating the present value of the estimated future cash flows of such company.

Tetraphase Discounted Cash Flow Analysis. Janney calculated a range of implied equity values to existing Tetraphase stockholders based on estimates of future cash flows from June 30, 2020 through December 31, 2024. Janney performed its analysis on the estimated future cash flows contained in the Tetraphase projections (see Item 4 under the heading “The Solicitation or Recommendation—Certain Projected Information”). Janney first calculated the estimated unlevered free cash flows of Tetraphase (calculated as tax-effected earnings before interest and taxes less capital expenditures, plus depreciation and amortization, less the increase in net working capital or plus the decrease in net working capital, as appropriate, and plus any non-cash related adjustments). Janney utilized an illustrative terminal value in the year 2024 based on an Enterprise Value/Revenue exit multiple range of 2.25x to 2.75x that was determined based on Janney’s experience and professional judgment, which included, but was not limited to, reviews of relevant multiples from the Selected Precedent Transaction Analysis below. The resulting undiscounted terminal value range based on Tetraphase’s revenue projection for 2024 of $73.6 million and the assumed Enterprise Value/Revenue exit multiple range was $165.6 million to $202.4 million. Janney then discounted the unlevered free cash flows and terminal value to a present value as of June 30, 2020, using the mid- year discount convention and a range of discount rates of 17.8% to 21.8%. The range of discount rates was derived based on Tetraphase’s assumed weighted average cost of capital under the capital asset pricing model based on Janney’s experience and professional judgment and included assumptions regarding post-tax cost of debt, market risk premium, equity size premium, risk free rate, beta (which was based on a re-levered adjusted beta of selected public companies in the healthcare space with similar characteristics to Tetraphase, including but not limited to anti-bacterial drug focus and similar operating metrics) and debt to total capitalization.

Janney then deducted the net debt or added the net cash, as applicable, of Tetraphase from the resulting value to derive gross equity value. Net cash of $15.0 million was based on Tetraphase’s debt and cash and cash equivalents from management projections as of June 30, 2020. Janney then deducted the present value of projected proceeds from a future $41.4 million equity financing transaction needed to fund projected cash shortfalls below the estimated cash balance on June 30, 2020 until Tetraphase achieved projected positive free cash flow, with such future equity financing proceeds discounted using 19.8%, the mid-point of the assumed discount rate range of 17.8% to 21.8% (which Janney derived based on Tetraphase’s assumed cost of capital calculated under the capital asset pricing model using its experience and professional judgment) to derive adjusted gross equity value.

Based on the above-described analysis, Janney derived the following ranges of the equity value to existing holders of Tetraphase’s common stock as of June 30, 2020:

($ in millions)	Tetraphase Standalone DCF
Tetraphase Implied Equity Value	$6.1 - $33.1
Implied Total Equity Value of the Offer Price	$27.3

Selected Precedent Transactions Analysis

Janney reviewed and analyzed the following 15 precedent merger and acquisition transactions, which were selected based on Janney’s professional judgment and expertise and include comparable transactions with companies in the healthcare space with similar characteristics to Tetraphase, including but not limited to anti-bacterial drug focus and similar operating metrics. Using publicly available information, Janney calculated, when available, for each selected transaction, the multiple of the target company’s enterprise value (calculated as equity value, plus the book value of debt, preferred stock and minority interests, minus cash and equivalents and the book value of investments in unconsolidated affiliates) implied in the relevant transaction to the target company’s estimated revenue for the trailing twelve months at the announcement date of each applicable transaction (“LTM Revenue”). Financial data for the selected companies was based on the selected companies’ filings with the SEC, equity research reports, earnings transcripts, company investor presentations and press releases, FactSet Research Systems, BioCentury, Capital IQ and SNL Financial. Enterprise value and revenue calculations for certain of the selected transactions were adjusted, using publicly available information, for certain mergers and acquisitions activity.

Acquiror	Target	Announcement Date
Cumberland Pharmaceuticals, Inc.	Theravance Biopharma, Inc. (Vibativ)	11/6/2018
Ligand Pharmaceuticals	Vernalis Research	8/9/2018
Savara, Inc.	Cardeas Pharma Corp.	7/25/2018
Nabriva Therapeutics Plc	Zavante Therapeutics, Inc.	7/24/2018
Summit Therapeutics Plc	Discuva Ltd.	12/23/2017
Melinta Therapeutics, Inc.	The Medicines Company - Infectious Disease Business	11/28/2017
Cempra, Inc.	Melinta Therapeutics, Inc.	8/9/2017
NantCell, Inc.	Altor BioScience Corp.	6/27/2017
Taro Pharmaceutical Industries Ltd	Thallion Pharmaceuticals, Inc.	3/16/2017
Kasten, Inc.	Thru Pharma LLC	3/7/2017
Mast Therapeutics, Inc.	Aravas, Inc.	1/7/2017
Phagelux (Canada), Inc.	Biophage Pharma, Inc.	3/20/2015
Merck & Co., Inc.	Cubist Pharmaceuticals, Inc.	12/8/2014
Actavis Plc	Durata Therapeutics, Inc.	10/6/2014
Transcept Pharmaceuticals, Inc.	Paratek Pharmaceuticals, Inc.	7/1/2014

The following table sets forth a summary of the enterprise values as a multiple of LTM Revenue for the selected acquisitions identified above:

EV /Revenue
High	8.4x
Low	0.9x
Mean	4.4x
Median	2.2x

In calculating the implied equity values for Tetraphase, Janney utilized LTM Revenue of $5.0 million, which corresponds to the Xerava product revenue for the last twelve months ending March 31, 2020, and added the cash balances to the resulting enterprise values to arrive at the implied equity value under two scenarios: (1) the cash balance as of March 31, 2020 of $26.1 million and (2) the expected balance sheet cash at the assumed Offer and Merger completion date of $0.0 million. The following table sets forth, for the period indicated, the reference range of revenue multiples utilized by Janney in performing its analysis and the range of the equity values for

Tetraphase implied by the analysis, which were selected based upon its professional judgment and experience and after taking into consideration, among other things, the observed data for the selected transactions:

	Equity Value to:
($ in millions)	Relevant Range of Revenue Multiples	Implied Range of Tetraphase Equity Value	Implied Total Equity Value of the Offer Price
Q1 2020 LTM Xerava Revenue Assuming $26.1 Million in Cash	2.0x - 4.5x	$36.1 - $48.6	$27.3

	Equity Value to:
	Relevant Range of Revenue Multiples	Implied Range of Tetraphase Equity Value	Implied Total Equity Value of the Offer Price
Q1 2020 LTM Xerava Revenue Assuming $0 Million in Cash	2.0x - 4.5x	$10.0 - $22.5	$27.3

Premiums Paid Analysis

Janney reviewed the consideration paid in 34 selected healthcare transactions involving an enterprise value less than $500 million announced subsequent to January 1, 2017, selected based on Janney’s professional judgment and experience in the industry. Janney calculated the premiums paid in these transactions over the applicable, unaffected stock price of the target company on the trading day one trading day prior to the announcement of the acquisition, the trading day five trading days prior to the announcement of the acquisition and the trading day 30 trading days prior to the announcement of the acquisition.

The following table sets forth the ranges of premiums paid utilized by Janney in performing its analysis, which were derived from the selected healthcare transactions identified above using the first and third quartiles to provide a representative sample range, and the ranges of the equity values of Tetraphase Common Stock implied by the analysis using the unaffected stock price as of May 6, 2020 when the first unsolicited offer by a third-party to acquire Tetraphase was publicly announced.

	Premiums
	1-Day	1-Week	1-Month
First Quartile	35.0%	29.6%	33.0%
Third Quartile	59.8%	61.5%	70.7%

	Premiums
($ in millions)	1-Day	1-Week	1-Month
Implied Equity Value	$13.6 - $ 16.1	$13.1 - $16.3	$13.4 - $17.2
Implied Total Equity Value of the Offer Price	$27.3	$27.3	$27.3

Other Information

Selected Public Companies Analysis. Janney reviewed, analyzed and compared certain financial information relating to Tetraphase to corresponding publicly available financial information and market multiples for the following thirteen publicly traded antibiotic-focused companies, of which some had commercially available products and others did not:

•	Commercially Available Comparable Companies

•	Basilea Pharmaceutica AG

•	Insmed Incorporated

•	Nabriva Therapeutics plc

•	Paratek Pharmaceuticals, Inc.

•	Pre-Commercial Comparable Companies

•	Aridis Pharmaceuticals, Inc.

•	Cidara Therapeutics Holdings, Inc.

•	ContraFect Corporation

•	Entasis Therapeutics Holdings, Inc.

•	Iterum Therapeutics plc

•	Scynexis, Inc.

•	Spero Therapeutics, Inc.

•	Summit Therapeutics plc

Janney selected the companies used in the analysis on the basis of its experience and knowledge of companies in the industry and various factors, including the size of the company and the similarity of the lines of business to Tetraphase’s lines of business, as well as the business models, service offerings and end-market exposure of such companies. As noted above, no company used as a comparison is identical to Tetraphase.

Janney reviewed, among other things, the range of enterprise values of the selected publicly traded companies (calculated as equity value, using the closing stock prices on June 3, 2020, plus the book value of debt, preferred stock and minority interests, minus cash and equivalents and the book value of investments in unconsolidated affiliates), as a multiple of estimates of revenue of the applicable selected company for calendar year 2019, 2020 and 2021. Financial data for the selected companies was based on the selected companies’ filings with the SEC and publicly available equity research analyst consensus estimates from FactSet Research Systems.

The selected public companies analysis was presented for reference purposes only, and was not relied upon for valuation purposes. In its professional judgement, Janney did not compare Tetraphase, whose auditor expressed significant doubt in the company continuing as a going concern in its most recently filed 10-K, to other publicly traded companies with commercially available products that did not have a going concern opinion from their auditors. Furthermore, given the uncertainty and challenges surrounding the pre-commercial publicly traded companies in gaining regulatory approval and market acceptance of their products, Janney also did not compare Tetraphase to the group of pre-commercial companies, since Tetraphase already has an approved product on the market.

Miscellaneous

This summary is not a complete description of Janney’s Opinion or the underlying analyses and factors considered in connection with Janney’s Opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Janney believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its Opinion. No company or transaction in the analyses described above is identical to Tetraphase, the Offer or the Merger.

In conducting its analyses and arriving at its Opinion, Janney utilized a variety of valuation methods. The analyses were prepared solely for the purpose of enabling Janney to provide its Opinion to the Tetraphase Board as to the fairness, from a financial point of view, to the holders of Tetraphase Common Stock of the consideration to be received by the holders of Tetraphase Common Stock in the Offer and the Merger, as of the date of the Opinion, and do not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

The terms of the Offer and the Merger were determined through negotiations between Tetraphase and Parent, and were approved by the Tetraphase Board. Although Janney provided advice to Tetraphase’s management team and the Tetraphase Board during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of the Tetraphase Board. Janney did not recommend any specific consideration to Tetraphase or the Tetraphase Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Offer or the Merger. As described above, the Opinion of Janney and its presentation to the Tetraphase Board were among a number of factors taken into consideration by the Tetraphase Board in making its determination to approve the Merger Agreement, the Offer and the Merger.

Pursuant to the terms of the engagement letters between Janney and the Tetraphase Board and between Janney and the management of Tetraphase, Tetraphase agreed to pay to Janney a fee upon Janney’s delivery of its Opinion in the amount of $200,000, and a fee upon the consummation of the Merger in consideration of financial advisory services rendered in connection with the Merger of $250,000, for an aggregate amount of fees of approximately $450,000. The total amount of fees contingent upon the successful completion of the Offer and the Merger is $250,000. The fee for rendering the Opinion is not contingent on the successful completion of the Offer or the Merger or the conclusions expressed therein. In addition, Tetraphase agreed to reimburse Janney for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Janney and related persons against various liabilities, including certain liabilities under the federal securities laws.

Janney, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As of the date of the Opinion, Janney, on behalf of its own account and for the accounts of its customers, held 22,600 shares of common stock of Tetraphase, which represents an immaterial percentage of the overall total amount of shares of all companies held by Janney for its own account and for the account of others. Except as described herein, there is only one other material relationship (which is described in the immediately following sentence) that existed during the two years prior to the date of the Opinion, or that is mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Janney and any party or their sponsor to the Offer or the Merger, including Armistice Capital, Tetraphase’s largest shareholder. On March 15, 2020, Janney provided an opinion as to the fairness, from a financial point of view of a proposed merger of Tetraphase with AcelRx and was compensated $300,000. Janney or its affiliates may provide investment and corporate banking services to Parent and its affiliates or Armistice Capital and its affiliates in the future, for which Janney or its affiliates would seek customary compensation. Janney provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time affect transactions and hold securities, including, without limitation, derivative securities, of Tetraphase or its affiliates for its own account and for the accounts of customers.

Other Information

Certain Information Provided by the Parties

Certain Projected Information

As a matter of course, Tetraphase does not publicly disclose long-term projections of future financial results due to the inherent unpredictability and subjectivity of underlying assumptions and estimates. In connection with its evaluation of the Offer and the Merger, the Tetraphase Board considered unaudited, non-public financial projections prepared by Tetraphase management with respect to Tetraphase as a standalone company, which was also used for the purposes of Janney’s financial analyses and opinion (which opinion is attached to this Schedule 14D-9 as Annex I). We refer to these financial projections as the management projections. A summary of the management projections is set forth below. The Tetraphase management projections were provided to Parent.

The inclusion of the management projections below should not be deemed an admission or representation by Tetraphase, Janney, or any of their respective officers, directors, employees, affiliates, advisors, or other representatives with respect to such projections. The management projections are not included to influence your views on the Offer or the Merger described in this Schedule 14D-9 but solely to provide stockholders access to certain non-public information that was provided to the Tetraphase Board in connection with its evaluation of the Offer and the Merger and to Janney to assist with its financial analyses as described in this Item 4 under the heading “The Solicitation or Recommendation—Opinion of Janney Montgomery Scott LLC, Tetraphase’s Financial Advisor”. The information from the management projections included below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Tetraphase in its public filings with the SEC. Because the management projections were prepared on a standalone basis, they do not give effect to the proposed Transactions.

The management projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Such financial measures used in the management projections were relied upon by Janney for purposes of its opinion and by the Tetraphase Board in connection with its consideration of the Offer and the Merger. Such financial measures were provided to a financial advisor for the purpose of rendering an opinion that is materially related to the business combination transaction, and therefore are excluded from the definition of non-GAAP financial measures, and as a result, a reconciliation of a non-GAAP financial measure to a GAAP financial measure is not required. Accordingly, Tetraphase has not provided a reconciliation of the financial measures included in the management projections to the relevant GAAP financial measures. Neither the independent registered public accounting firm of Tetraphase, Parent, nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of Tetraphase nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this Schedule 14D-9.

The management projections were prepared for internal use and are subjective in many respects. As a result, these management projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Tetraphase believes its assumptions to be reasonable, all financial projections are inherently uncertain, and Tetraphase expects that differences will exist between actual and projected results. Although presented with numerical specificity, the management projections reflect numerous variables, estimates, and assumptions made by Tetraphase’s management at the time they were prepared, and also reflect general business, economic, regulatory, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Tetraphase’s control. In addition, the management projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the management projections will prove accurate or that any of the management projections will be realized.

The Tetraphase management projections include certain assumptions relating to, among other things, Tetraphase’s expectations relating to revenue growth rates, including underlying assumptions relating to product pricing, market penetration, the availability and amount of reimbursement, peak U.S. sales, patent life of products, gross margins and operating costs.

The management projections are subject to many risks and uncertainties and you are urged to review the risks included in Item 8 under the heading “Additional Information - Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the management projections.

The inclusion of the management projections herein should not be regarded as an indication that Tetraphase, Janney, or any of their respective affiliates or representatives considered or consider the management projections to be necessarily indicative of actual future events, and the management projections should not be relied upon as such. The management projections do not take into account any circumstances or events occurring after the date they were prepared. Tetraphase does not intend to, and disclaims any obligation to, update, correct, or otherwise revise the management projections to reflect circumstances existing or arising after the date the management projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the management projections are shown to be in error. Furthermore, the management projections do not take into account the effect of any failure of the Merger to be consummated and should not be viewed as accurate or continuing in that context.

The management projections set forth below include earnings before interest and tax (“EBIT”) and unlevered free cash flow, which are (subject to the disclosure above) non-GAAP financial measures.

In light of the foregoing factors and the uncertainties inherent in financial projections, Tetraphase stockholders are cautioned not to place undue reliance, if any, on the management projections.

Tetraphase Projections

Tetraphase Base Case (in millions)

The following table presents a selected summary of the base Tetraphase management projections with respect to net sales of Xerava (the “Tetraphase Base Projections”). The Tetraphase Base Projections were prepared by Tetraphase management, made available to the Tetraphase Board and used by Janney in its financial analyses.

	2H 2020E	2021E	2022E	2023E	2024E
Xerava Revenue	6.8	20.7	36.0	55.9	73.6
Total Revenue	9.8	28.7	36.0	55.9	73.6
Gross Margin	8.4	22.7	24.7	40.7	54.8
EBIT	(13.0)	(20.0)	(21.5)	(5.4)	9.0
Net Income	(13.0)	(20.0)	(21.5)	(5.4)	9.0
Unlevered Free Cash Flow(1)	(10.2)	(26.6)	(17.1)	(2.5)	12.9

(1)

Unlevered Free Cash Flow is calculated as EBIT plus depreciation plus other non-cash adjustments minus capital expenditures minus change in working capital. Excludes potential impact of net operating losses. Stock-based compensation expense is not treated as a cash expense.

Tetraphase Upside Case (in millions)

The following table presents a selected summary of the upside case Tetraphase management projections with respect to net sales of Xerava (the “Tetraphase Upside Projections”). The Tetraphase Upside Projections were prepared by Tetraphase management and made available to the Tetraphase Board.

	2020E	2021E	2022E	2023E	2024E
Xerava Revenue	15.4	31.2	56.8	84.4	105.5
Total Revenue	18.4	39.2	56.8	84.4	105.5
Gross Margin	14.0	29.7	39.2	61.7	78.7
EBIT	(31.4)	(12.9)	(7.0)	15.6	32.9
Net Income	(31.2)	(12.9)	(7.0)	15.6	32.9
Unlevered Free Cash Flow(1)	(29.1)	(17.4)	1.4	18.4	36.8

(1)

Unlevered Free Cash Flow is calculated as EBIT plus depreciation plus other non-cash adjustments minus capital expenditures minus change in working capital. Excludes potential impact of net operating losses. Stock-based compensation expense is not treated as a cash expense.

ITEM 5. PERSONS/ASSETS	RETAINED, EMPLOYED, COMPENSATED OR USED

Tetraphase has retained Janney to act as its financial advisor in connection with the Offer and the Merger.

Information pertaining to the retention of Janney in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Janney Montgomery Scott, LLC, Tetraphase’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Tetraphase nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Tetraphase’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Tetraphase, for which services no additional compensation will be paid.

ITEM 6. INTEREST	IN SECURITIES OF THE SUBJECT COMPANY

Other than the scheduled vesting of Tetraphase RSUs and Tetraphase PRSUs and issuances by Tetraphase with respect thereto, and the grant of Tetraphase Options, Tetraphase RSUs and Tetraphase PRSUs in the ordinary course, no transactions with respect to Shares have been effected by Tetraphase or, to the knowledge of Tetraphase after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES	OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Tetraphase is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Tetraphase’s securities by Tetraphase or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Tetraphase;

•	any purchase, sale or transfer of a material amount of assets of Tetraphase; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Tetraphase.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Tetraphase Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Tetraphase and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation which each of Tetraphase’s named executive officers may receive or has already received that is based on or that otherwise relates to the Merger. This compensation is sometimes referred to as “golden parachute” compensation. The “golden parachute “compensation payable to these individuals is subject to a non-binding advisory vote of Tetraphase stockholders. Assuming that the Merger is consummated and Tetraphase’s named executive officers are terminated in a qualifying termination of employment and are entitled to full benefits available under their offer letters, these individuals would receive approximately the amounts set forth in the tables below.

No named executive officer will receive any pension or nonqualified deferred compensation that is based on or otherwise triggered by the consummation of the Merger. The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below. Specifically, the table below assumes that (i) each named executive officer remains employed by Tetraphase through the Effective Time and that the employment of each such Tetraphase named executive officer will be terminated immediately following the Effective Time in a manner entitling the named executive officer to receive the severance benefits in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Parent and Purchasers and Their Affiliates – Executive Severance Arrangements”, (ii) no named executive officer receives any additional equity grants on or prior to the Effective Time, (iii) no named executive officer enters into new agreements with Tetraphase or Parent, or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits, and (iv) no payments are delayed due to Section 409A of the Code. The amounts shown in the tables do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger.

Change-in-Control Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Bonus ($)(3)	Other ($)(4)	Total ($)
Larry Edwards	750,000	$60,948	45,975	275,000	$1,131,923
Maria Stahl	415,000	$38,666	29,714	166,000	$649,380
Christopher Watt	312,296	$8,724	30,650	93,689	$445,359

(1) Amount shown represents lump-sum cash severance amounts that would be payable on a “double trigger” basis if the executive officer’s employment is terminated without cause or the executive officer resigns for good reason during the executive officer’s applicable change in control period, as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Parent and Purchasers and Their Affiliates – Executive Severance Arrangements.”

(2) Amount shown represents the “single trigger” accelerated vesting of the named executive officer’s Tetraphase RSUs and Tetraphase PRSUs as of the Effective Time as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Parent and Purchasers and Their Affiliates – Executive Severance Arrangements.” Tetraphase Options held by the named executive officers will be terminated in connection with the Merger in exchange for no consideration. For additional information on the outstanding equity awards held by the named executive officers, see the table in Item 3 under the heading “Arrangements with Tetraphase and its Executive Officers, Directors and Affiliates—Treatment of Equity Awards in the Transaction.” The amount is based on the per share amount of Merger Consideration comprised of (i) cash in the amount of $1.79 per share and (ii) the maximum potential value of the CVR being $1.48.

The following table summarizes, as of June 3, 2020, the aggregate value of the Tetraphase RSUs and Tetraphase PRSUs that are currently subject to vesting for each of Tetraphase’s named executive officers, and that will vest immediately prior to the Effective Time, assuming continued employment through the Effective Time, and assuming the Effective Time occurs on July 13, 2020. All Tetraphase Stock Options, including those held by the named executive officers will terminate upon the Effective Time in exchange for no consideration.

Name	Aggregate Value of Options ($)	Aggregate Value of RSUs ($)	Aggregate Value of PRSUs ($)	Total ($)
Larry Edwards	—	$40,904	$20,043	$60,948
Maria Stahl	—	$24,595	$14,071	$38,666
Christopher Watt	—	$8,724	—	$8,724

(3) Amount shown represents the estimated value of continued employee benefit plan coverage and participation (or for certain executive officers, cash payments in respect of such coverage and participation) that would be payable on a “double trigger” basis if the executive officer’s employment is terminated without cause or the executive officer resigns for good reason during the executive officer’s applicable change in control period, as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Parent and Purchasers and Their Affiliates – Executive Severance Arrangements.” The estimated amounts shown in this column are based on the benefit levels in effect on June 12, 2020, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Therefore, if benefit levels are changed after such date, actual payments to a named executive officer may be different than those listed in this column.

(4) Amount shown represents lump sum cash bonus severance amounts that would be payable on a “double trigger” basis if the executive officer’s employment is terminated without cause or the executive officer resigns for good reason during the executive officer’s applicable change in control period, as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Parent and Purchasers and Their Affiliates – Executive Severance Arrangements.”

Guarantee

In connection with the execution of the Merger Agreement, Deerfield Private Design Fund III, L.P., a Delaware limited partnership, and Deerfield Private Design Fund IV, L.P., a Delaware limited partnership (the “Deerfield Funds”) provided a guarantee (the “Guarantee”) pursuant to which each Deerfield Fund, severally and not jointly and based on their respective equity ownership percentage of Parent, guarantees the payment and performance of the obligations of Parent and the Purchaser with respect to (i) payment of the Cash Consideration and (ii) milestone payment obligations pursuant to the CVR Agreement (such obligations arising under the CVR Agreement, the “CVR Guaranteed Obligations”), whether or not existing or hereafter arising (collectively the “Guaranteed Obligations”).

The Deerfield Funds will be released from the CVR Guaranteed Obligations to the extent, and upon the occurrence, of certain events, as described below:

•

if there is a Change of Control (as defined in the CVR Agreement) of Parent, then each Deerfield Fund will be automatically released from its CVR Guaranteed Obligations at the closing of such Change of Control as long as the counterparty or counterparties to the Change of Control assume, and are capable of assuming, all of the CVR Guaranteed Obligations;

•

if Parent completes an initial public offering that results in aggregate gross cash proceeds to Parent of at least $20 million on an internationally recognized stock exchange (a “Qualified IPO”), each Deerfield Fund shall be automatically released from its CVR Guaranteed Obligations in proportion to its percentage ownership interests in Parent and the percentage interest of Parent common stock issued in such Qualified IPO;

•

If Parent common stock is publicly listed on an internationally recognized stock exchange and its market capitalization averages, over any 30 consecutive trading day period, more than $100,000,000, then the Deerfield Funds will be automatically released from their CVR Guaranteed Obligations as of the last day of such 30-day period; or

•

if more than 20% of the outstanding voting equity of Parent is sold to one or more third parties in a transaction that is not a Change of Control, then the Guarantors will be automatically released from their CVR Guaranteed Obligations in proportion to their percentage ownership interests in Parent and the extent that the counterparty or counterparties to the transaction assume, and are capable of assuming, the CVR Guaranteed Obligations.

The foregoing summary and description of the material terms of the Guarantee do not purport to be complete and are qualified in their entirety by reference to the full text of the Guarantee, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger

The Tetraphase Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. If the Offer is consummated, Tetraphase does not anticipate seeking the approval of Tetraphase’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Tetraphase, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Tetraphase in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

Tetraphase is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Each of Parent and Purchaser is not, nor at any time for the past three (3) years has been, an “interested stockholder” of Tetraphase as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Tetraphase Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Transactions, including the Offer and the Merger.

Appraisal Rights

No appraisal rights are available to stockholders of Tetraphase in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the

Effective Time who (i) did not tender their Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived their appraisal rights), (ii) follow the procedures set forth in Section 262 of the DGCL to properly exercise and perfect a demand for appraisal and (iii) do not thereafter validly withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, together with interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. Stockholders should assume that Tetraphase will take no action to perfect any appraisal rights of any stockholder.

The “fair value” of the Shares as determined by the Delaware Court of Chancery could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under the DGCL. Moreover, Parent and Tetraphase may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Merger Consideration.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND A COPY OF THE FULL TEXT OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS ANNEX II. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR EXERCISING AND PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares under Section 262 of the DGCL must, in addition to the other requirements set forth in Section 262 of the DGCL, do ALL of the following:

•

the stockholder must, within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Tetraphase at the address indicated below a written demand for appraisal of their Shares, which demand must reasonably inform Tetraphase of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the records of Tetraphase (whether the Shares are registered in book entry or represented by physical stock certificate(s)). The demand must reasonably inform Tetraphase of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all owners of record. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, such agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as a nominee for several beneficial owners, some or all of whom desire to demand appraisal, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought, and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares that are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS OR OTHER NOMINEES TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Way

Watertown, Massachusetts 02472

Attn: Secretary

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of Tetraphase’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to Tetraphase in accordance with Section 262 of the DGCL.

Within one hundred twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the “fair value” of the Shares held by all holders who did not tender in the Offer and demanded appraisal. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so and holders of Shares should not assume that the Surviving Corporation will file such petition or that it will initiate any negotiations with respect to the fair value of the Shares. If a petition for appraisal is not timely filed, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares.

Accordingly, it is the obligation of the stockholders who desire to have their Shares appraised to initiate all necessary action for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within one hundred twenty (120) days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time will be entitled to receive from the Surviving Corporation, upon request given in writing (or by electronic transmission), a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail the statement described in this paragraph to the stockholder within the later of ten (10) days of receipt of the request by the Surviving Corporation or ten (10) days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within twenty (20) days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all dissenting stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court of Chancery is empowered to determine those stockholders who have complied with Section 262 of the DGCL and who are entitled to the appraisal of their Shares. The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder. The Delaware Court of Chancery is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Accordingly, stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. Upon application by the Surviving Corporation or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the Surviving Corporation and who has submitted such stockholder’s stock certificates to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL.

The Delaware Court of Chancery will thereafter determine the “fair value” of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be the “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (b) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. In determining the fair value of the Shares, the Delaware Court of Chancery is required to take into account all relevant factors. The Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the sum of the outstanding Shares or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts), and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. Determinations by the Delaware Court of Chancery are subject to appellate review by the Delaware Supreme Court.

The “fair value” of the Shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the Shares subject to the demand for any purpose or be entitled to receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within one hundred twenty (120) days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within sixty (60) days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than sixty (60) days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within sixty (60) days after the Effective Time. If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, forfeits, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of Tetraphase’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by Tetraphase’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9. To the extent that there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will control.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR DEMANDING AND PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING AND PERFECTING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Tetraphase, please see Tetraphase’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 12, 2020, and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the SEC on May 17, 2020.

Legal Proceedings

While there is no pending litigation that we are aware of challenging the Offer, the Merger or the other Transactions, Tetraphase and the members of the Tetraphase Board were named as defendants in multiple complaints seeking to enjoin the consummation of the transactions contemplated by the AcelRx merger agreement, as described in the Proxy Statement/Prospectus and the amendments thereto filed by the Company with the SEC in connection with the transactions contemplated by the AcelRx merger agreement.

Regulatory Approvals

Parent and Tetraphase are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer of the Merger, Parent and Tetraphase have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Forward-Looking Statements

Any statements in this document regarding the proposed transaction between Parent and Tetraphase, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Tetraphase management’s future expectations, beliefs, goals, plans or prospectus constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates,” and similar expressions), should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the proposed Offer and Merger may not be completed in a timely manner, or at all, which may adversely affect Tetraphase’s business and the price of its common stock; risks as to the percentage of Tetraphase’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the failure to satisfy all of the closing conditions of the Offer and/or the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the Offer and/or the other proposed transactions; the effect of the announcement or pendency of the Offer, Merger or other proposed transactions on Tetraphase’s business, operating results, and relationships with customers, suppliers, competitors and others; risks that the Offer, Merger or other proposed transactions may disrupt Tetraphase’s current plans and business operations; potential difficulties retaining employees as a result of the proposed transactions; risks related to the diverting of management’s attention from Tetraphase’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Tetraphase related to the Merger Agreement, the Offer, the Merger or the other proposed transactions; risks relating to product development and commercialization, demand for Tetraphase’s products and limited number of customers; risks relating to Tetraphase’s ability to successfully commercialize XERAVA; concerns with or threats of, or the consequences of, pandemics, contagious diseases or health epidemics, including COVID-19; risks associated with competition, and other commercial and other risk factors discussed in the “Risk Factors” section of Tetraphase’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 filed with the SEC on May 7, 2020. Any forward-looking statements contained in this document speak only as of the date hereof, and Tetraphase specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 12, 2020 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

Exhibit No.	Description

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Summary Advertisement, as published in the New York Times on June 12, 2020 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Press Release issued by Tetraphase on June 4, 2020 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Tetraphase with the SEC on June 4, 2020).

(a)(1)(H)*	Letter to Stockholders of Tetraphase, dated June 12, 2020, from Larry Edwards, President and Chief Executive Officer of Tetraphase.

(a)(5)(A)*	Opinion of Janney Montgomery Scott LLC, dated June 3, 2020 (included in Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated June 4, 2020, among Tetraphase, Melinta and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Tetraphase with the SEC on June 4, 2020).

(e)(2)	Form of Contingent Value Rights Agreement, by and between Melinta and the Rights Agent (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Tetraphase with the SEC on June 4, 2020).

(e)(3)	Form of Support Agreement, dated June 4, 2020, by and among Melinta, the Purchaser and the stockholder named therein (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by Tetraphase with the SEC on June 4, 2020).

(e)(4)	Form of Exchange Agreement, dated June 4, 2020, by and among Melinta, the Purchaser and the holder named therein (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by Tetraphase with the SEC on June 4, 2020).

(e)(5)	Confidentiality Agreement, dated May 15, 2020, between Tetraphase and Melinta (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(6)	Guarantee Agreement, dated June 4, 2020, by the Deerfield Funds in favor of Tetraphase (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).

(e)(7)	2006 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.5 to Tetraphase’s Form S-1 filed with the SEC on February 11, 2013).

(e)(8)	Form of Incentive Stock Option Agreement under 2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.6 to Tetraphase’s Form S-1 filed with the SEC on February 11, 2013).

(e)(9)	Form of Nonstatutory Stock Option Agreement under 2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.7 to Tetraphase’s Form S-1 filed with the SEC on February 11, 2013).

(e)(10)	2013 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.8 to Tetraphase’s Form S-1/A filed with the SEC on March 5, 2013).

(e)(11)	Form of Incentive Stock Option Agreement under 2013 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.9 to Tetraphase’s Form S-1/A filed with the SEC on March 5, 2013).

Exhibit No.	Description

(e)(12)	Form of Nonstatutory Stock Option Agreement under 2013 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.10 to Tetraphase’s Form S-1/A filed with the SEC on March 5, 2013).

(e)(13)	Form of Restricted Stock Agreement under 2013 Incentive Plan (incorporated herein by reference to Exhibit 10.7 to Tetraphase’s Form 10-K filed with the SEC on March 13, 2017).

(e)(14)	2014 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.1 to Tetraphase’s Form 10-Q filed with the SEC on August 12, 2014).

(e)(15)	Amendment No. 1 to the Tetraphase 2014 Employee Stock Purchase Plan, dated March 13, 2019 (incorporated herein by reference to Exhibit 10.1 to Tetraphase’s Form 10-Q filed with the SEC on May 8, 2019).

(e)(16)	Form of Nonstatutory Option Agreement for Inducement Grants (incorporated herein by reference to Exhibit 10.3 to Tetraphase’s Form 10-Q filed with the SEC on May 7, 2015).

(e)(17)	Separation Agreement, dated as of July 31, 2019, by and between Tetraphase and Guy Macdonald (incorporated herein by reference to Exhibit 10.3 to Tetraphase’s Form 10-Q filed with the SEC on August 8, 2019).

(e)(18)	Consulting Agreement, dated as of July 31, 2019, by and between Tetraphase and Guy Macdonald (incorporated herein by reference to Exhibit 10.4 to Tetraphase’s Form 10-Q filed with the SEC on August 8, 2019).

(e)(19)	Form of Indemnification Agreement entered into between Tetraphase and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.27 to Tetraphase’s Form S-1/A filed with the SEC on March 5, 2013).

(e)(20)	Offer Letter, dated as of February 16, 2015, by and between Tetraphase and Maria Stahl (incorporated herein by reference to Exhibit 10.2 to Tetraphase’s Form 10-Q filed with the SEC on May 7, 2015).

(e)(21)	Offer Letter, dated as of June 20, 2015, by and between Tetraphase and Christopher Watt (incorporated herein by reference to Exhibit 10.17 to Tetraphase’s Form 10-K filed with the SEC on February 25, 2016).

(e)(22)	Offer letter, dated as of July 31, 2019, by and between Tetraphase and Larry Edwards (incorporated herein by reference to Exhibit 10.2 to Tetraphase’s Form 10-Q filed with the SEC on August 8, 2019).

(g)	Not applicable

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2020

Tetraphase Pharmaceuticals, Inc.

By:	/s/ Maria Stahl
Maria Stahl
Chief Business Officer and General Counsel

Annex I

Opinion of Janney Montgomery Scott LLC

INVESTMENT BANKING JANNEY MONTGOMERY SCOTT LLC
1717 Arch Street Philadelphia, PA 19103
www.janney.com

June 3, 2020

Members of The Board of Directors

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Way, Suite 110

Watertown, MA 02472

Members of The Board of Directors:

Tetraphase Pharmaceuticals, Inc., a Delaware corporation (“Tetraphase” or including its subsidiaries, the “Company”), Melinta Therapeutics, Inc., a Delaware corporation (“Melinta”) and Toronto Transaction Corp., a Delaware corporation and wholly owned subsidiary of Melinta (“Merger Subsidiary”) are entering into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Melinta will cause Merger Subsidiary to commence a tender offer to acquire all of the outstanding shares of the Company (the “Offer”) for consideration consisting of (i) $1.79 for each share of Tetraphase common stock outstanding (the “Cash Consideration”) and (ii) one contingent value right per share (a “CVR”) for each share of Tetraphase common stock outstanding, representing the right to receive consideration set forth in the CVR Agreement in Exhibit D to the Agreement (together with the Cash Consideration, the “Offer Price”). The milestone amounts in the CVR Agreement include: (a) $2.5 million if Xerava annual net sales meet or exceed $20 million in the calendar year ending on December 31, 2021, (b) $4.5 million if Xerava annual net sales meet or exceed $35 million in any calendar year ending on or before December 31, 2024, and (c) $9.0 million if Xerava annual net sales meet or exceed $55 million in any calendar year ending on or before December 31, 2024. Following the consummation of the Offer, Merger Subsidiary will be merged with the Company and all remaining issued and outstanding shares not owned by the Company, Merger Subsidiary or Melinta will be converted into the right to receive the Offer Price and the Company, as the surviving company of the Merger, will become a wholly owned subsidiary of Melinta (the “Merger”). The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement. All dollar figures are stated in U.S. dollars.

You have asked our opinion, as of the date hereof, whether the Offer Price to be received in the Offer and the Merger is fair, from a financial point of view, to the common stockholders of Tetraphase.

Our opinion does not address, among other things, (i) the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available to the Company, (ii) the underlying business decision of the Company or any other party to proceed with or effect the Offer or the Merger or (iii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer or the Merger or otherwise (other than the Offer Price to the extent expressly specified herein). Our opinion does not constitute a recommendation to any shareholder as to whether such shareholder should tender its shares, or how such shareholder should vote or act with respect to the Offer or the Merger or any warrant holder as to whether and when to exercise its warrant in connection with the Offer or the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Offer Price to the extent expressly specified herein, of the Agreement, the CVR Agreement, the Support

Annex I

Agreements, or the structure of the Offer or the Merger. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of each of the Agreement, the CVR Agreement and the Support Agreements will not differ in any material respect from the drafts dated June 3, 2020 that we have reviewed, (ii) the Company and Melinta will comply with all material terms of the Agreement, the CVR Agreement and the Support Agreements, and (iii) the Offer and the Merger will be consummated in accordance with the terms of the Agreement without any waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger, will be obtained without any material delay or adverse effect on the Company or Melinta or the Merger.

In rendering our opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances including, among other things, the following:

(a) reviewed certain publicly available information such as annual reports, quarterly reports and SEC filings of the Company;

(b) reviewed the historical financial performance, current financial position and general prospects of the Company;

(c) reviewed certain internal financial and operating information with respect to the business, operations and general prospects of the Company, including certain historical financial adjustments and financial forecasts prepared by the management of the Company;

(d) discussed the Company’s historical financial performance, current financial position and general prospects with members of the Company’s senior management team;

(e) reviewed the proposed financial terms of the Merger, as set forth in the draft Agreement, dated June 3, 2020, the CVR Agreement, dated June 3, 2020, and the Support Agreements, dated June 3, 2020;

(f) reviewed the current and historical price ranges and trading activity of Tetraphase’s common stock;

(g) to the extent deemed relevant, analyzed the premiums paid for certain selected recent control merger and acquisition transactions of publicly traded companies and compared the implied premium of the Offer Price to these transactions;

(h) to the extent deemed relevant, analyzed information of certain selected publicly traded companies;

(i) to the extent deemed relevant, analyzed information of certain other selected merger and acquisition transactions and compared the Offer and the Merger from a financial point of view to these other transactions to the extent information concerning such transactions was publicly available;

(j) discussed with the Board and certain members of senior management of the Company the strategic aspects of the Offer and the Merger, including, but not limited to, past and current business operations, financial condition and prospects (including their views on the risks and uncertainties of achieving the Company’s forecasts); and

(k) performed such other analyses and examinations as we deemed necessary.

In performing our review, we have relied (without independent investigation) upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and its representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of the Company that they are not aware of any facts or circumstances that would make any of

Annex I

such information inaccurate or misleading. We have not been asked to and have not undertaken any independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. For purposes of this opinion, we have not been requested to, and did not, make an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any of its affiliates and we have not been furnished with any such evaluation or appraisal. We have not made any physical inspection of the properties or assets of the Company. With respect to the financial forecasts prepared by the Company’s management, the management team has confirmed that they have been prepared in good faith and reflect the best currently available estimates and judgments of such management of the future financial performance of the Company. We express no opinion or view as to such financial projections or the assumptions on which they are based or whether if the Offer and/or the Merger were not consummated that the Company’s performance would be consistent with such forecasts. For purposes of rendering this opinion, we have relied only on the Company’s historical financial information, except for the financial forecasts prepared by the Company’s management (which we have assumed will be achieved) in connection with our analysis. We have relied on (without independent investigation) the assessment by management of the Company of the strategic, financial and other benefits (including their ability to integrate the businesses) expected to result from the Merger, that such benefits will be realized in the amounts and the time periods indicated thereby, and we express no opinion with respect to such benefits or the assumptions on which they are based. At your direction, we have relied upon and assumed, without independent verification, that the actual amounts due under the CVR Agreement and the actual Offer Price calculated at the closing of the Merger will not differ from the amounts thereof we have been directed to assume in any respect that would be material to our analyses or this opinion. We have assumed in all respects material to our analysis that all of the representations and warranties contained in the Agreement, the CVR Agreement, the Support Agreements and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent to the Agreement are not waived and that the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement in the form provided to us without any amendments or modifications thereto. We express no opinion or recommendation as to whether the shareholders of the Company should tender their shares in connection with the Offer and/or the Merger. As you are aware, the financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Offer, the Merger or the Company and our opinion does not purport to address potential developments in any such markets.

Janney Montgomery Scott LLC, as part of its investment banking business, is engaged in the valuation of companies and their securities in connection with mergers and acquisitions. We have acted as financial advisor to Tetraphase in connection with the Merger, and have participated in certain of the negotiations with respect thereto. We will receive a fee for our financial advisory services, and approximately half of the total fees, including the fee earned for this opinion and for acting as a financial advisor, are contingent upon the successful completion of the Merger. We will also receive a fee for rendering this opinion (which fee is not contingent on the successful completion of the Merger or the conclusions expressed herein). The Company has agreed to reimburse certain of our expenses and to indemnify us for certain liabilities arising out of our engagement as financial advisor to the Company and rendering this opinion. In the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of the Company for our own account or for the accounts of customers. As of the date hereof, we, on behalf of our own account and for the accounts of our customers, hold 22,600 shares of common stock of Tetraphase, which constitutes 0.3% of Tetraphase’s issued and outstanding common stock. Except as described herein, there is only one other material relationship that existed during the two years prior to the date hereof or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between us and any party or their sponsor to the Merger. On March 15, 2020, we provided an opinion as to the fairness, from a financial point of view, of a proposed merger of Tetraphase with another company and were compensated $300,000. We may provide investment banking services to Melinta or its affiliates in the future for which we would seek customary compensation.

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Our conclusion is rendered on the basis of market, economic and other conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of the Company, as they exist and are known to us on the date hereof and, except for the delivery of one or more updated opinions at the request of the Company for an additional fee (which fee is not contingent on the successful completion of the Offer or the Merger or the conclusions expressed in such opinion), we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion is furnished solely for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger, and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares, or how such shareholder should vote or act on the Offer or the Merger or to any warrant holder as to whether or when to exercise its warrant in connection with the Merger. Our opinion may not be relied upon by any creditors, stockholders, warrant holders, other equity holders or other stakeholders of the Company. Our opinion is directed only to the fairness, from a financial point of view, as of the date hereof, of the Offer Price to be received by holders of shares of Tetraphase common stock and not any other constituency of the Company and does not address the fairness of the Merger to, or any consideration received in connection therewith by, or the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, whether relative to the Offer Price or otherwise. We are not expressing any opinion as to the solvency or viability of the Company, any of the other parties to the Agreement, the CVR Agreement, the Support Agreements or Melinta or their ability to pay their debts when they become due, including any impact of the Merger thereon. Our opinion does not address the fairness of the Merger to, or any consideration received in connection therewith by, any warrant holders of the Company. This opinion should not be construed as creating any fiduciary duty on our part to any party. This opinion shall not be reproduced, summarized, described or referred to without Janney’s prior written consent and accompanied by customary disclaimers; provided, that, this opinion may be reproduced in any public document relating to a proposed transaction filed with the Securities and Exchange Commission and distributed to the Company’s shareholders (each such document, a “Filing”), so long as this opinion is reproduced in such Filing in its entirety and any description of or reference to Janney Montgomery Scott LLC, and the summary of such opinion and the analysis underlying the opinion included in such Filing, is required to be included in such Filing by applicable securities or other laws and regulations and is approved by us in writing in advance of such Filing. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Company and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Merger. This opinion has been approved by our fairness opinion committee.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be received in the Offer and the Merger is fair, from a financial point of view, to the common stockholders of Tetraphase.

Very truly yours,

/s/ Janney Montgomery Scott LLC JANNEY MONTGOMERY SCOTT LLC

Annex I

Annex II Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

Annex II

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by §  363(a) of this title, appraisal rights shall be available as contemplated by §  363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §  255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §  114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose

Annex II

in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom

Annex II

agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of

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Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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